Form 10-K405, Exhibit 13
period 1995-06-30
DIONEX CORP /DE
filed 1995-09-26
CIK 708850

Dionex Corporation

Selected Financial Information

Years ended June 30                            1995        1994        1993        1992        1991
Net sales                                    $120,024    $109,526    $105,556     $96,380     $89,326
Cost of sales                                  38,428      35,152      33,027      30,504      28,344
Gross profit                                   81,596      74,374      72,529      65,876      60,982
Operating expenses:
  Selling, general and administrative          43,401      39,570      39,896      37,144      34,556
  Research and product development             10,500       9,902       9,295       8,251       7,524
  Write-off of goodwill                                     2,168           -           -           -
  Total operating expenses                     56,069      49,472      49,191      45,395      42,080
Operating income                               25,527      24,902      23,338      20,481      18,902
Other income                                    4,130           -           -           -           -
Interest income                                 2,202       1,465       1,996       2,703       3,517
Interest expense                                 (153)       (249)       (456)       (679)       (633)
Income before taxes on income                  31,706      26,118      24,878      22,505      21,786
Taxes on income                                11,932       9,076       8,583       7,764       7,625
Net income                                   $ 19,774    $ 17,042    $ 16,295     $14,741     $14,161
Net income per share                         $   2.69    $   2.21    $   2.02     $  1.78     $  1.69
Common and equivalent shares                    7,364       7,720       8,065       8,290       8,382

The Company has paid no cash dividends.

At June 30                                       1995        1994        1993        1992        1991
Working capital                              $ 67,249    $ 71,414    $ 60,870     $60,913     $57,448
Total assets                                  131,780     133,278     118,082     120,008     109,361
Long-term debt                                     86         104         121         137         151
Stockholders' equity                          103,871     111,139      94,874      94,947      85,282

  Dionex Corporation
  Consolidated Balance Sheets
  At June 30
  (In thousands, except share and per share amounts)

                                                  1995       1994
  ASSETS
  Current assets:
    Cash and equivalents (including
     invested cash of $31,479 in 1995
     and $39,861 in 1994)                       $ 36,165   $ 47,177
    Temporary cash investments                    13,382      4,102
     Accounts receivable (net of
     allowance for doubtful accounts
     of $486 in 1995 and $414 in 1994)            27,767     25,571
    Inventories                                    9,125      9,759
    Deferred taxes                                 5,626      4,760
    Prepaid expenses and other                     1,346      1,133
      Total current assets                        33,411     92,502
  Property, plant and equipment, net              33,347     33,328
  Other assets                                     5,022      7,448
                                                $131,780   $133,278

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Notes payable to banks                      $  2,118   $    816
    Accounts payable                               3,773      4,122
    Accrued liabilities                           14,016     11,655
    Income taxes payable                           3,448      2,056
    Accrued product warranty                       2,807      2,439
      Total current liabilities                   26,162     21,088
  Long-term debt                                      86        104
  Deferred taxes                                   1,661        947
  Commitments (Note 11)
  Stockholders' equity:
    Preferred stock (par value
     $.001 per share; 1,000,000 shares
     authorized; none outstanding)                     -          -
    Common stock (par value
     $.001 per share; 20,000,000 shares
     authorized; outstanding: 6,856,981
     in 1995 and 7,568,768 shares in 1994)        32,398     33,180
    Retained earnings                             70,426     77,868
    Accumulated translation adjustments            1,047         91
       Total stockholders' equity                103,871    111,139
                                                $131,780   $133,278

  See notes to consolidated financial statements.

Dionex Corporation
Consolidated Statements of Income
Years ended June 30

                                                   1995        1994        1993
(In thousands, except per share amounts)
Net sales                                       $120,024    $109,526    $105,556
Cost of sales                                     38,428      35,152      33,027
Gross profit                                      81,596      74,374      72,529
Operating expenses:
  Selling, general and administrative             43,401      39,570      39,896
  Research and product development                10,500       9,902       9,295
  Write-off of goodwill                            2,168           -           -
Total operating expenses                          56,069      49,472      49,191
Operating income                                  25,527      24,902      23,338
Other income                                       4,130           -           -
Interest income                                    2,202       1,465       1,996
Interest expense                                    (153)       (249)       (456)
Income before taxes on income                     31,706      26,118      24,878
Taxes on income                                   11,932       9,076       8,583
Net income                                      $ 19,774    $ 17,042    $ 16,295
Net income per common and equivalent share      $   2.69    $   2.21    $   2.02
Common and equivalent shares used in
 computing per share amounts                       7,364       7,720       8,065


See notes to consolidated financial statements.

Dionex Corporation
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                       Common Stock                     Accumulated
                                            Retained    Translation
                    Shares       Amount     Earnings    Adjustments    Total
Balance at
 June 30, 1992      8,025,849    $29,558    $ 64,837        $   552    $ 94,947
Common stock
 issued               159,146      3,716                                  3,716
Repurchase of
 common stock        (588,200)    (2,260)    (16,787)                   (19,047)
Translation
 adjustments                                                 (1,037)     (1,037)
Net income                                    16,295                     16,295
Balance at
 June 30, 1993      7,596,795     31,014      64,345           (485)     94,874
Common stock
 issued                96,973      2,685                                  2,685
Repurchase of
 common stock        (125,000)      (519)     (3,519)                    (4,038)
Translation
 adjustments                                                    576         576
Net income                                    17,042                     17,042
Balance at
 June 30, 1994      7,568,768     33,180      77,868             91     111,139
Common stock
 issued               104,791      2,880                                  2,880
Repurchase of
 common stock        (816,578)    (3,662)    (27,216)                   (30,878)
Translation
 adjustments                                                    956         956
Net income                                    19,774                     19,774
Balance at
 June 30, 1995      6,856,981    $32,398    $ 70,426        $ 1,047    $103,871

See notes to consolidated financial statements.

Dionex Corporation
Consolidated Statements of Cash Flows

Years ended June 30
                                                    1995        1994        1993
(In thousands)
Cash and equivalents provided by (used for):
Cash flows from operating activities:
  Net income                                      $ 19,774    $ 17,042    $ 16,295
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Depreciation and amortization                      2,615       2,495       2,236
  Deferred taxes                                      (726)       (436)       (523)
  Write-off of goodwill                              2,168           -           -
  Changes in assets and liabilities:
  Accounts receivable                                  (49)       (877)     (2,614)
  Inventories                                        1,197         953      (2,487)
  Prepaid expenses and other assets                   (146)        579        (321)
  Accounts payable                                    (504)        547         553
  Accrued liabilities                                2,359         458        (455)
  Income taxes payable                               1,325      (1,056)        581
  Accrued product warranty                             279         (51)        237
Net cash provided by operating activities           28,292      19,654      13,502
Cash flows from investing activities:
  Purchase of temporary cash
   investments                                     (18,407)    (17,983)    (57,063)
  Proceeds from maturities of
   temporary cash investments                        9,127      35,767      74,822
  Purchase of property, plant and
   equipment                                        (1,980)     (7,835)     (1,819)
     Other                                             214          61         (79)
Net cash provided by (used for)
 investing activities                              (11,046)     10,010      15,861
Cash flows from financing activities:
 Net change in notes payable to banks                1,042      (1,136)     (2,558)
 Sale of common stock                                2,880       2,685       3,716
 Repurchase of common stock                        (30,878)     (4,038)    (19,047)
 Other                                                  68         (82)       (169)
Net cash used for financing
 activities                                        (26,888)     (2,571)    (18,058)
Effect of exchange rate changes on cash             (1,370)       (512)       (608)
Net increase (decrease) in cash
 and equivalents                                   (11,012)     26,581      10,697
Cash and equivalents, beginning of year             47,177      20,596       9,899
Cash and equivalents, end of year                 $ 36,165    $ 47,177    $ 20,596

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1:
Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include Dionex Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and accounts are eliminated in consolidation.

Cash equivalents. Cash equivalents are highly liquid debt instruments acquired with a maturity at date of purchase of three months or less.

Temporary cash investments. Temporary cash investments consist of short-term investments stated at amortized cost which approximates market. The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities," effective July 1, 1994. The Company has classified its existing short-term investments as "held-to-maturity" securities, and the carrying value of these securities is amortized cost. Adoption of SFAS No. 115 had no impact on the Company's consolidated financial statements.

Concentration of credit risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in high-grade instruments which it places for safekeeping with high quality financial institutions. The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been significant.

Inventories. Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives of 3 to 30 years. Leasehold improvements are amortized over the lesser of the useful life or the remaining term of the lease.

Intangibles. The excess of cost over net assets of businesses acquired is amortized on a straight-line basis over periods not exceeding seven years.

Revenue recognition. Revenue related to systems is recognized upon shipment. Service contract revenue is deferred and recognized on a pro rata basis over the contractual period. Installation and product warranty costs are accrued at the time revenue is recognized.

Taxes on income. The Company currently accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires the asset and liability approach to account for deferred income taxes. Prior to fiscal 1994, the Company accounted for income taxes using the provisions of APB No. 11, "Accounting for Income Taxes."

Net income per share. Net income per common and equivalent share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents (stock options) outstanding during each year. The difference between primary and fully diluted net income per share is not significant in any year.

Common stock repurchases. The Company repurchases shares in the open market under its ongoing stock repurchase programs. For each share repurchased, the Company reduces the common stock account by the average value per share reflected in the account prior to the repurchase with the excess allocated to retained earnings. The Company currently retires all shares repurchased.

Translation of foreign currency. The Company's foreign operations are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year.

Dionex enters into foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses on these contracts are recorded in net income currently. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company does not engage in foreign currency speculation. The Company's foreign exchange forward hedging activities do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the underlying items being hedged.

At June 30, 1995 the Company had forward exchange contracts to sell foreign currencies totalling $9.8 million dollars, including approximately $5.7 million of Japanese yen, $1.0 million of French francs, $940,000 of Deutschemarks, $600,000 of Italian lire and the remainder in Dutch gilders, British pounds, Swiss francs, Belgium francs and Canadian dollars.

Note 2:
Temporary Cash Investments

The following held-to-maturity investments were included in the Company's current assets under the caption "Temporary Cash Investments" at June 30, 1995:

                                                          Gross        Fair
                                            Amortized   Unrealized    Market
                                              Cost        Losses      Value
(In thousands)
U.S. treasury note                            $ 1,991          $ 2    $ 1,989
Obligations of states
 and political subdivisions                     5,191           38      5,153
U.S. corporate debt securities                  3,200            -      3,200
Municipal auction rate preferred stock          3,000            -      3,000
                                              $13,382          $40    $13,342

All maturities during fiscal 1995 were held-to-maturity investments. There were no realized gains or losses for the year ended June 30, 1995. All temporary cash investments at June 30, 1995 mature within one year.

Note 3:
Inventories

Inventories at June 30 consist of:

                                                              1995        1994
(In thousands)
Finished goods                                            $  3,732    $  4,078
Work in process                                              2,153       1,868
Raw materials and subassemblies                              3,240       3,813
                                                          $  9,125    $  9,759

Note 4:
Property, Plant and Equipment

Property, plant and equipment at June 30 consist of:

                                                              1995        1994
(In thousands)
Land                                                      $ 16,375    $ 16,302
Buildings and improvements                                  16,668      15,777
Machinery, equipment and tooling                             9,357       8,644
Furniture and fixtures                                       3,890       3,371
                                                            46,290      44,094
Accumulated depreciation
 and amortization                                          (12,943)    (10,766)
Property, plant and equipment, net                        $ 33,347    $ 33,328

Note 5:
Write-off of Goodwill

Operating expenses in fiscal 1995 reflect a first quarter $2.2 million non-recurring charge to write off the remaining goodwill associated with the 1988 acquisition of Lee Scientific, Inc. The Company determined that this goodwill was not recoverable through future operations of the business acquired.

Note 6:
Financing Arrangements

The Company has unsecured lines of credit with various domestic and foreign banks totalling approximately $16.2 million which are used primarily to minimize the Company's exposure to foreign currency fluctuations. These lines of credit expire between December 1995 and December 1996. At June 30, 1995 the Company's foreign subsidiaries had utilized $2.1 million of these lines of credit. Borrowings in each country bear interest at the local reference rates which ranged from 2% to 11% at June 30, 1995.

The weighted average interest rate on borrowings at June 30, 1995 and 1994 was 2.1% and 3.3%, respectively.

Such line of credit agreements restrict the payment of cash dividends and impose certain financial restrictions relating to working capital, tangible net worth and the repurchase of the Company's common stock. At June 30, 1995, the Company was in compliance with such covenants.

One of the Company's foreign subsidiaries discounts trade notes receivable with a bank. Total notes receivable discounted were approximately $4,900,000 in fiscal 1995 and $2,400,000 in fiscal 1994. The uncollected balances of notes receivable due the discounting bank at June 30, 1995 and 1994 were approximately $1,500,000 and $1,200,000, respectively. The Company is contingently liable for these unpaid balances.

Long-term debt consists of property improvement bonds payable semi-annually through June 2000 which bear interest at 7 3/8%.

Total interest paid was $155,000 in 1995, $243,000 in 1994 and $495,000 in 1993.

Note 7:
Accrued Liabilities

Accrued liabilities at June 30 consist of:

                                                   1995      1994
(In thousands)
Accrued payroll and related expenses            $ 6,353   $ 5,574
Deferred revenues                                 3,057     2,554
Other accrued liabilities                         4,606     3,527
                                                $14,016   $11,655

Note 8:
Stock Option and Purchase Plans

Stock Option Plans. The Company has stock option plans under which incentive and nonqualified options may be granted. Options are granted at the stock's fair market value at the grant date. Options generally become exercisable in 25% increments each year beginning one year from the date of grant and expire five or ten years from the grant date.

Activity under the plans for the three-year period ended June 30, 1995 is summarized below.

                               shares     price per share
Balance at June 30, 1992       775,775    $16.00 - $26.00
Granted                          4,500     26.25 -  32.75
Exercised                     (143,812)    17.50 -  26.00
Canceled                       (58,175)    17.50 -  26.00
Balance at June 30, 1993       578,288     16.00 -  32.75
Granted                        260,950     31.75 -  34.00
Exercised                      (73,688)    16.00 -  32.75
Canceled                       (22,000)    17.50 -  32.75
Balance at June 30, 1994       743,550     16.00 -  34.00
Granted                        200,100     33.38 -  41.75
Exercised                      (79,357)    16.00 -  32.75
Canceled                       (18,576)    17.50 -  32.75
Balance at June 30, 1995       845,717    $16.00 - $41.75

At June 30, 1995, the average exercise price of outstanding options was $29.15 per share, options for 412,397 shares were exercisable and 187,376 shares were available for future grants. In July 1995, the Board of Directors of the Company approved certain amendments to one of the Company's stock option plans. The amendments include, but are not limited to, an additional 350,000 shares authorized for issuance and an extension of the termination date to July 2005. The amendments are subject to shareholder approval.

Stock Purchase Plan. The Company has an employee stock purchase plan covering most U.S. employees. Under the plan, employees may contribute up to 10% of their compensation to purchase shares of the Company's common stock at 85% of the stock's fair market value at the beginning or end of each six-month offering period. In fiscal 1995, 25,434 shares were purchased at an average price of $28.43 per share. Comparable figures for 1994 and 1993 were 23,285 shares at $27.63 per share and 15,334 shares at $23.38 per share, respectively. At June 30, 1995, 374,566 shares were reserved for purchase by employees under the plan.

Note 9:
Employee Benefit Plans

The Company has an employee profit sharing plan covering most North American employees. Cash distributions are determined by the Board of Directors and were $1,971,000 for 1995, $1,924,000 for 1994 and $1,872,000 for 1993.

The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($834,000 in 1995, $833,000 in 1994 and $794,000 in 1993) limited to 5% of each participant's compensation. Matching contributions vest in 25% increments each year beginning two years after the participant's date of employment.

Note 10:
Taxes on Income

The provision for taxes on income consists of:

Years ended June 30                                    1995       1994       1993
(In thousands)
Current:
     Federal                                        $ 9,043     $6,310     $6,609
     State                                            1,984      1,470      1,535
     Foreign                                          1,631      1,732        962
         Total current                               12,658      9,512      9,106
Deferred:
     Federal                                           (721)        90       (374)
     State                                             (113)        22       (129)
     Foreign                                            108       (548)       (20)
         Total deferred                                (726)      (436)      (523)
                                                    $11,932     $9,076     $8,583

Domestic and foreign income before taxes on income is as follows:

Years ended June 30       1995      1994      1993
(In thousands)

Domestic                 $28,102   $22,801   $22,732
Foreign                    3,604     3,317     2,146
                         $31,706   $26,118   $24,878

For 1993, the tax provision, computed in accordance with APB No. 11, represents the effects of timing differences between financial and income tax reporting. The components of the deferred tax provision are as follows:

Year ended June 30                                 1993
(In thousands)
Accounting accruals deductible in
 different periods for tax purposes              $  (677)
State income tax                                     (60)
Accelerated depreciation                             238
Other                                                (24)
                                                 $  (523)

Deferred income taxes for 1995 and 1994 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30                         1995     1994
(In thousands)
Current deferred tax assets:
  Accounting accruals deductible in
   different periods for tax purposes      $4,653   $3,870
  State income tax                            537      541
  Other                                       436      349
   Total deferred tax assets                5,626    4,760
Noncurrent deferred tax liabilities:
  Accelerated depreciation                    968      831
  Foreign currency accumulated
    translation adjustments                   574        -
  Other                                       119      116
    Total deferred tax liabilities          1,661      947
    Net deferred tax assets                $3,965   $3,813

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income before taxes as follows:

Years ended June 30                         1995     1994    1993
Statutory Federal income tax rate            35.0%   35.0%   34.0%
State income taxes, net of Federal
 income tax effect                            3.8     3.5     3.7
FSC income not taxed                         (3.6)   (3.2)   (3.6)
Foreign taxes at differing rates               .8      .9      .7
Goodwill                                      2.4      .3      .3
Other                                         (.8)   (1.7)    (.6)

                                             37.6%   34.8%   34.5%

Income taxes paid were $10,847,000 in 1995, $9,950,000 in 1994 and $7,842,000 in
1993.

The Company has not provided for Federal income taxes on approximately $7.0 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.

Note 11:
Commitments

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $1,611,000 for 1996, $1,043,000 for 1997, $813,000 for 1998, $544,000 for 1999, $374,000 for 2000 and $1,613,000
thereafter.

Total rental expense for all operating leases was $2,657,000 in 1995, $2,417,000 in 1994 and $2,700,000 in 1993.

Note 12:
Transactions with Related Parties

In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC), a privately held supplier of bioanalytical instrumentation and biosensor measurement systems. The Company's President and a director serve on the Board of Directors of MDC. The Company's ownership interest in MDC is approximately 5% and is held as a long-term investment accounted for at cost.

Note 13:
Business Segment Information

The Company develops, manufactures, markets and services analytical instrumentation and related accessories in its one industry segment.

Dionex's products are manufactured in the United States and are sold worldwide. The Company markets internationally through both exports and foreign-based sales operations.

The following table presents a summary of operations by geographic region. Research and development and general corporate expenses are reflected in operating income from North American operations.

                                                      1995        1994        1993
(In thousands)
Net sales to unaffiliated customers:
  North America                                     $ 60,834    $ 58,273    $ 56,136
  Europe                                              38,382      32,520      36,973
  Far East                                            20,808      18,733      12,447
    Consolidated net sales to
    unaffiliated customers                          $120,024    $109,526    $105,556

Operating income:
  North America                                     $ 22,113    $ 21,615    $ 20,624
  Europe                                               2,457       1,651       2,083
  Far East                                             1,169       1,868         456
  Eliminations                                          (212)       (232)        175
    Consolidated operating income                   $ 25,527    $ 24,902    $ 23,338
Identifiable assets:
  North America                                     $ 62,025    $ 64,348    $ 56,978
  Europe                                              19,344      19,544      17,678
  Far East                                            13,733      12,109      10,642
  General corporate assets
   (cash investments)                                 44,861      43,963      38,355
  Eliminations                                        (8,183)     (6,686)     (5,571)
  Consolidated assets                               $131,780    $133,278    $118,082

Interarea transfers, which have been eliminated in consolidation and are not included in the above table, represent transfers from domestic operations to international subsidiaries and are based on prices that approximate selling prices to foreign distributors. Interarea transfers from the United States to international subsidiaries were $33,125,000, $28,558,000 and $28,466,000 in 1995, 1994 and 1993, respectively. North American sales to unaffiliated customers include export sales of $11,256,000, $10,861,000 and $10,410,000, respectively, for 1995, 1994 and 1993.

Note 14:
Other Income

During the first quarter of fiscal 1995 the Company received a payment of $4.1 million (net of related expenses incurred by the Company) when a proposed acquisition by Dionex of a business was terminated by the seller in favor of another buyer.

Note 15:
Quarterly Results of Operations (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1995 and 1994.

                                                                               Quarter
                                                     First            Second             Third            Fourth
(In thousands, except per share amounts)
Fiscal 1995
Net sales                                           $27,044           $30,624           $30,581          $31,775
Gross profit                                         18,277            20,607            20,855           21,857
Net income                                            4,202             5,038             5,150            5,384
Net income per share                                $   .55           $   .68           $   .71          $   .75
Fiscal 1994
Net sales                                           $25,462           $28,131           $27,717          $28,216
Gross profit                                         17,316            19,154            18,818           19,086
Net income                                            3,379             4,488             4,542            4,633
Net income per share                                $   .44           $   .58           $   .59          $   .60

Independent Auditors' Report

The Board of Directors and Stockholders, Dionex Corporation:

We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

San Jose, California
July 24, 1995

Dionex Corporation

Supplemental Stockholder Information

Market Price of Common Stock

The Company's common stock is traded in the over-the-counter market through the Nasdaq national market system under the symbol DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by Nasdaq.

                         Fiscal 1995           Fiscal 1994
Quarter                High         Low      High       Low

First                 36 1/4      $32 7/8   $36 1/4   $30 1/2
Second                39           35 3/4    33 3/4    30
Third                 42 1/2       37        37 1/2    31 1/4
Fourth                46           40        35 3/4    32 1/4

As of June 30, 1995 there were 1,778 holders of record of the Company's common stock as shown on the records of its transfer agent.

Dividends

The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.