Form 10-K405, Exhibit 13
period 1996-06-30
DIONEX CORP /DE
filed 1996-09-26
CIK 708850

                                                                    EXHIBIT 13.1

Selected Financial Information

Operating
Information

Years ended June 30                          1996        1995        1994        1993        1992
(In thousands, except per share amounts)
Net sales                                  $133,004    $120,024    $109,526    $105,556    $96,380
Cost of sales                                41,406      38,428      35,152      33,027     30,504
Gross profit                                 91,598      81,596      74,374      72,529     65,876
Operating expenses:
    Selling, general
      and administrative                     46,290      43,401      39,570      39,896     37,144
    Research and product
      development                            11,527      10,500       9,902       9,295      8,251
    Write-off of goodwill                       -         2,168         -           -          -
    Total operating expenses                 57,817      56,069      49,472      49,191     45,395
Operating income                             33,781      25,527      24,902      23,338     20,481
Other income                                  1,003       4,130         -           -          -
Interest income                               2,034       2,202       1,465       1,996      2,703
Interest expense                                (93)       (153)       (249)       (456)      (679)
Income before taxes on income                36,725      31,706      26,118      24,878     22,505
Taxes on income                              12,762      11,932       9,076       8,583      7,764
Net income                                 $ 23,963    $ 19,774    $ 17,042    $ 16,295    $14,741
Net income per share                       $   1.75    $   1.34    $   1.10    $   1.01    $   .89
Common and equivalent shares                 13,719      14,728      15,440      16,130     16,580

All share and per share amounts have been restated to reflect the two-for-one split of the Company's common stock effective December 29,1995.

The Company has paid no cash dividends.

Balance Sheet
Information

At June 30                    1996       1995       1994       1993       1992
(In thousands)
Working capital             $ 47,888   $ 67,249   $ 71,414   $ 60,870   $ 60,913
Total assets                 113,186    131,780    133,278    118,082    120,008
Long-term debt                   -           86        104        121        137
Stockholders' equity          82,204    103,871    111,139     94,874     94,947

Consolidated Balance Sheets

At June 30                                                      1996       1995
(In thousands, except share and per share amounts)
Current assets:
   Cash and equivalents (including invested cash of $10,244
     in 1996 and $31,479 in 1995)                             $ 16,986   $ 36,165
   Temporary cash investments                                   16,551     13,382
   Accounts receivable (net of allowance for doubtful
     accounts of $488 in 1996 and $486 in 1995)                 28,078     27,767
   Inventories                                                   8,258      9,125
   Deferred taxes                                                6,590      5,626
   Prepaid expenses and other                                    1,336      1,346
           Total current assets                                 77,799     93,411
Property, plant and equipment, net                              30,409     33,347
Other assets                                                     4,978      5,022
                                                              $113,186   $131,780
Current liabilities:
   Notes payable to banks                                     $    273   $  2,118
   Accounts payable                                              4,381      3,773
   Accrued liabilities                                          18,398     14,016
   Income taxes payable                                          3,642      3,448
   Accrued product warranty                                      3,217      2,807
            Total current liabilities                           29,911     26,162
Long-term debt                                                     -           86
Deferred taxes                                                   1,071      1,661
Commitments (Note 11)
Stockholders' equity:
   Preferred stock (par value $.001 per share;
     1,000,000 shares authorized; none outstanding)                -          -
  Common stock (par value $.001 per share;
     20,000,000 shares authorized; shares outstanding:
       12,369,877 in 1996 and 13,713,962 in 1995)               32,683     32,398
   Retained earnings                                            49,251     70,426
   Accumulated translation adjustments                              34      1,047
   Net unrealized gain on equity securities
     available for sale                                            236        -
             Total stockholders' equity                         82,204    103,871
                                                              $113,186   $131,780

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended June 30                              1996       1995        1994
(In thousands, except per share amounts)
Net sales                                     $133,004    $120,024    $109,526
Cost of sales                                   41,406      38,428      35,152
Gross profit                                    91,598      81,596      74,374
Operating expenses:
   Selling, general and administrative          46,290      43,401      39,570
   Research and product development             11,527      10,500       9,902
   Write-off of goodwill                           -         2,168         -
Total operating expenses                        57,817      56,069      49,472
Operating income                                33,781      25,527      24,902
Other income                                     1,003       4,130         -
Interest income                                  2,034       2,202       1,465
Interest expense                                   (93)       (153)       (249)
Income before taxes on income                   36,725      31,706      26,118
Taxes on income                                 12,762      11,932       9,076
Net income                                    $ 23,963    $ 19,774    $ 17,042
Net income per common and equivalent share    $   1.75    $   1.34    $   1.10
Common and equivalent shares
        used in computing per share amounts     13,719      14,728      15,440

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                       equity adjustments
                                    common stock                  accumulated    net unrealized
                                                       retained   translation       gain on
                                 shares      amount    earnings   adjustments      securities       total

(Dollars in thousands)
Balance at June 30, 1993      15,193,590    $31,014    $ 64,345    $   (485)         $   -        $ 94,874
Common stock issued              193,946      2,685                                                  2,685
Repurchase of common stock      (250,000)      (519)     (3,519)                                    (4,038)
Equity adjustments                                                      576                            576
Net income                                               17,042                                     17,042
Balance at June 30, 1994      15,137,536     33,180      77,868          91              -         111,139
Common stock issued              209,582      2,880                                                  2,880
Repurchase of common stock    (1,633,156)    (3,662)    (27,216)                                   (30,878)
Equity adjustments                                                      956                            956
Net income                                               19,774                                     19,774
Balance at June 30, 1995      13,713,962     32,398      70,426       1,047              -         103,871
Common stock issued              256,915      4,255                                                  4,255
Repurchase of common stock    (1,601,000)    (3,970)    (45,138)                                   (49,108)
Equity adjustments                                                   (1,013)            236           (777)
Net income                                               23,963                                     23,963
Balance at June 30, 1996      12,369,877    $32,683    $ 49,251    $     34           $ 236       $ 82,204

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30                                      1996        1995        1994
(In thousands)
Cash and equivalents provided by (used for):
Cash flows from operating activities:
   Net income                                          $ 23,963    $ 19,774    $ 17,042
     Adjustments to reconcile net income to
       net cash provided by operating activities:
       Depreciation and amortization                      2,866       2,615       2,495
       Deferred taxes                                    (1,160)       (726)       (436)
       Write-off of goodwill                                -         2,168         -
       Gain on sale of property                          (1,003)        -           -
       Changes in assets and liabilities:
         Accounts receivable                             (2,937)        (49)       (877)
         Inventories                                        272       1,197         953
         Prepaid expenses and other assets                  (60)       (146)        579
         Accounts payable                                   763        (504)        547
         Accrued liabilities                              4,155       2,359         458
         Income taxes payable                               308       1,325      (1,056)
         Accrued product warranty                           492         279         (51)
Net cash provided by operating activities                27,659      28,292      19,654
Cash flows from investing activities:
   Purchase of temporary cash investments               (33,601)    (18,407)    (17,983)
   Proceeds from maturities of
     temporary cash investments                          30,432       9,127      35,767
   Purchase of property, plant and equipment             (3,008)     (1,980)     (7,835)
   Proceeds from sale of property                         3,812         -           -
   Other                                                    191         214          61
Net cash provided by (used for) investing activities     (2,174)    (11,046)     10,010
Cash flows from financing activities:
   Net change in notes payable to banks                  (1,489)      1,042      (1,136)
   Sale of common stock                                   4,255       2,880       2,685
   Repurchase of common stock                           (49,108)    (30,878)     (4,038)
   Other                                                   (229)         68         (82)
Net cash used for financing activities                  (46,571)    (26,888)     (2,571)
Effect of exchange rate changes on cash                   1,907      (1,370)       (512)
Net increase (decrease) in cash and equivalents         (19,179)    (11,012)     26,581
Cash and equivalents, beginning of year                  36,165      47,177      20,596
Cash and equivalents, end of year                      $ 16,986    $ 36,165    $ 47,177
See notes to consolidated financial statements


Notes to Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Organization. Dionex Corporation (the "Company") is a leading manufacturer and marketer of chromatography systems for chemical analysis. The Company's systems are used in environmental analysis and by the pharmaceutical, life sciences, chemical, petrochemical, power generation and electronics industries in a variety of applications.

Principles of consolidation. The consolidated financial statements include the Company and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

Cash equivalents. Cash equivalents are highly liquid debt instruments acquired with a maturity at date of purchase of three months or less.

Investments. The Company classifies its debt and equity securities as "held to maturity" or "available for sale." Securities classified as "held to maturity" are reported at amortized cost and "available for sale" securities are reported at fair market value, with a corresponding recognition of the unrealized gains and losses (net of tax effect) as a separate component of stockholders' equity. Temporary cash investments consist of short-term debt investments which are classified as "held-to-maturity" securities. The Company's investments in marketable equity securities have been classified as "available for sale" and are included with other noncurrent assets, consistent with the Company's investment strategy.

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

Impairment of long-lived assets. Statement for Financial Accounting Standards No. 121, (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires adoption in the first quarter of fiscal 1997. The new rules require recognition of an impairment loss in accordance with SFAS No. 121 when a review of long-lived assets indicates that, due to a change in circumstance, the carrying amount of an asset may not be recoverable. Adoption of SFAS No. 121 is not expected to have a material impact on the Company's consolidated financial statements.

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

Stock-based compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company beginning in fiscal 1997. The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard requires measurement of awards made beginning in fiscal 1996.

The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to implement these disclosure requirements for its employee stock plans beginning in fiscal 1997. Based on the Company's current use of equity instruments, adoption of the new standard will not impact reported net income or net income per share, and will have no effect on the Company's cash flows.

Stock Split. In November 1995, the Company's Board of Directors approved a two-for-one split, in the form of a stock dividend, of the Company's common stock, effective on December 29, 1995 for shareholders of record on December 4, 1995. All share and per share amounts have been restated to reflect the stock split for all periods presented.

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

Translation of foreign currency. The Company's foreign operations are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and results of operations are translated at average rates for the year. The Company enters into foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses on these contracts are recorded in net income currently. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company does not engage in foreign currency speculation.The Company's foreign exchange forward hedging activities do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the underlying items being hedged.

At June 30, 1996, the Company had forward exchange contracts to sell foreign currencies totalling $9.7 million dollars, including approximately $5.5 million of Japanese yen, $1.3 million of French francs, $650,000 of Deutschemarks, and the remainder in Italian lire, Dutch gilders, British pounds, Swiss francs, Belgium francs and Canadian dollars.

Certain risks and uncertainties. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse affect on the Company's future financial position or results of operations: new product development, including market receptiveness, competition from other products, existing product obsolescence, worldwide demand for analytical instrumentation, general economic conditions, foreign currency fluctuations, the ability to manufacture products on an efficient and timely basis and at reasonable cost and in sufficient volume, the ability to attract and retain talented employees and other risks as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

NOTE 2: INVESTMENTS

The carrying value and fair market value of short term investments at June 30 classified as "held to maturity" are as follows:

                                                                           gross        fair
                                                        amortized     unrealized      market
                                                             cost   gains(losses)      value
(In thousands)
1996
Obligations of states and political subdivisions          $ 4,799          $   1    $  4,800
U.S. corporate debt securities                             11,752          $  (3)     11,749
                                                          $16,551          $  (2)   $ 16,549
1995
U.S. treasury note                                        $ 1,991          $  (2)   $  1,989
Obligations of states and political subdivisions            5,191            (38)      5,153
U.S. corporate debt securities                              3,200            -         3,200
Municipal auction rate preferred stock                      3,000            -         3,000
                                                          $13,382          $ (40)   $ 13,342

All maturities during fiscal 1996 were held-to-maturity investments. There were no sales of securities for the years ended June 30, 1996 and 1995. All temporary cash investments at June 30, 1996 mature within one year.

In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC), a privately held supplier of bioanalytical instrumentation and biosensor measurement systems. The Company's President and a director serve on the Board of Directors of MDC. In December 1995, MDC had its initial public offering. The Company's ownership interest in MDC is approximately 5% and is held as a long-term investment. The Company's investment in MDC and other equity securities have a cost basis of $3,002,000 and have been classied as "available for sale" securities since December 1995. Prior to this date, these investments were accounted for at cost. At June 30, 1996, the fair value of these investments was $3,395,000.

NOTE 3: INVENTORIES

Inventories at June 30 consist of:

                                                        1996           1995
(In thousands)
Finished goods                                         $3,160         $3,732
Work in process                                         1,847          2,153
Raw materials and subassemblies                         3,251          3,240
                                                       $8,258         $9,125

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 consist of:

                                                         1996         1995
(In thousands)
Land                                                   $ 13,414     $ 16,375
Buildings and improvements                               17,094       16,668
Machinery, equipment and tooling                          9,965        9,357
Furniture and fixtures                                    4,006        3,890
                                                         44,479       46,290
Accumulated depreciation and amortization               (14,070)     (12,943)
Property, plant and equipment, net                     $ 30,409     $ 33,347

During the third quarter of fiscal 1996 the Company sold a parcel of undeveloped land. The Company received proceeds of $3.9 million, net of selling expenses, from the sale. The proceeds consisted of cash and the assumption by the buyer of an industrial revenue bond associated with the property. The Company recorded a pretax gain of $1.0 million on the sale of the property.

NOTE 5: WRITE-OFF OF GOODWILL

Operating expenses in fiscal 1995 reflect a first quarter $2.2 million non-recurring charge to write off the remaining goodwill associated with the 1988 acquisition of Lee Scientific, Inc. The Company determined that this goodwill was not recoverable through future operations of the business acquired.

NOTE 6: FINANCING ARRANGEMENTS

The Company has unsecured lines of credit with various domestic and foreign banks totalling approximately $15.0 million which are used primarily to minimize the Company's exposure to foreign currency fluctuations. These lines of credit expire between December 31, 1996 and December 31, 1997. At June 30, 1996, the Company's foreign subsidiaries had utilized $273,000 of these lines of credit.

Borrowings in each country bear interest at the local reference rates which ranged from 1.1% to 9.3% at June 30, 1996.

The weighted average interest rate on borrowings at June 30, 1996 and 1995 was 1.3% and 2.1%, respectively.

Such line of credit agreements impose certain financial restrictions relating to payment of cash dividends, working capital and tangible net worth. At June 30, 1996, the Company was in compliance with such covenants.

One of the Company's foreign subsidiaries discounts trade notes receivable with a bank. Total notes receivable discounted were approximately $3,400,000 in fiscal 1996 and $4,900,000 in fiscal 1995. The uncollected balances of notes receivable due the discounting bank at June 30, 1996 and 1995 were approximately $1,400,000 and $1,500,000, respectively. The Company is contingently liable for these unpaid balances.

Total interest paid was $95,000 in 1996, $155,000 in 1995 and $243,000 in 1994.

NOTE 7: ACCRUED LIABILITIES

Accrued liabilities at June 30 consist of:

                                                            1996           1995
(In thousands)
Accrued payroll and related expenses                      $ 7,125        $ 6,353
Deferred revenues                                           3,285          3,057
Accrued stock repurchases                                   2,611            -
Other accrued liabilities                                   5,377          4,606
                                                          $18,398        $14,016

NOTE 8: STOCK OPTION AND PURCHASE PLANS

Stock Option Plans. The Company has stock option plans under which incentive and nonqualified options may be granted. Options are granted at the stock's fair market value at the grant date. Options generally become exercisable in 25% increments each year beginning one year from the date of grant and expire five or ten years from the grant date.

Activity under the plans for the three-year period ended June 30, 1996 is summarized below.

                                                 shares         price per share

Balance at June 30, 1993                       1,156,576        $8.00 - $16.38
Granted                                          521,900         15.88 - 17.00
Exercised                                       (147,376)         8.00 - 16.38
Canceled                                         (44,000)         8.75 - 16.38
Balance at June 30, 1994                       1,487,100          8.00 - 17.00
Granted                                          400,200         16.69 - 20.88
Exercised                                       (158,714)         8.00 - 16.38
Canceled                                         (37,152)         8.75 - 16.38
Balance at June 30, 1995                       1,691,434          8.00 - 20.88
Granted                                           18,500         25.88 - 27.75
Exercised                                       (214,615)         8.00 - 20.88
Canceled                                         (48,675)        13.00 - 20.88
Balance at June 30, 1996                       1,446,644        $8.75 - $27.75

At June 30, 1996, the average exercise price of outstanding options was $14.84 per share, options for 930,143 shares were exercisable and 1,104,927 shares were available for future grants. In July 1995, the Board of Directors of the Company approved certain amendments to one of the Company's stock option plans. The amendments include, but are not limited to, an additional 700,000 shares authorized for issuance and an extension of the termination date to July 2005. The amendments were approved at the October 1995 annual shareholders' meeting.

Stock Purchase Plan. The Company has an employee stock purchase plan covering most U.S. employees. Under the plan, employees may contribute up to 10% of their compensation to purchase shares of the Company's common stock at 85% of the stock's fair market value at the beginning or end of each six-month offering period. In fiscal 1996, 42,300 shares were purchased at an average price of $18.62 per share. Comparable figures for 1995 and 1994 were 50,868 shares at $14.22 per share and 46,570 shares at $13.82 per share, respectively. At June 30, 1996, 706,832 shares were reserved for purchase by employees under the plan.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has an employee profit sharing plan covering most North American employees. Cash distributions are determined by the Board of Directors and were $2,534,000 for 1996, $1,971,000 for 1995 and $1,924,000 for 1994.

The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($874,000 in 1996, $834,000 in 1995 and $833,000 in 1994) limited to 5% of each participant's compensation. Matching contributions vest in 25% increments each year beginning two years after the participant's date of employment.

NOTE 10: TAXES ON INCOME

The provision for taxes on income consists of:

Years ended June 30                      1996            1995            1994
(In thousands)
Current:
   Federal                              $ 9,286         $ 9,043         $ 6,310
   State                                  2,030           1,984           1,470
   Foreign                                2,606           1,631           1,732
     Total current                       13,922          12,658           9,512
Deferred:
   Federal                                 (971)           (721)             90
   State                                   (130)           (113)             22
   Foreign                                  (59)            108            (548)
     Total deferred                      (1,160)           (726)           (436)
                                        $12,762         $11,932         $ 9,076

Domestic and foreign income before taxes on income is as follows:

Years ended June 30                         1996           1995           1994
(In thousands)
Domestic                                   $30,871        $28,102        $22,801
Foreign                                      5,854          3,604          3,317
                                           $36,725        $31,706        $26,118

Deferred income taxes for 1996 and 1995 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30                                           1996         1995
(In thousands)
Current deferred tax assets:
   Accounting accruals deductible
     in different periods for tax purposes                   $5,955       $4,653
   State income tax                                             472          537
   Other                                                        163          436
     Total deferred tax assets                                6,590        5,626
Noncurrent deferred tax liabilities:
   Accelerated depreciation                                     813          968
   Foreign currency accumulated
     translation adjustments                                     23          574
   Net unrealized gain on available
     for sale securities                                        157          -
   Other                                                         78          119
     Total deferred tax liabilities                           1,071        1,661
       Net deferred tax assets                               $5,519       $3,965

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income before taxes as follows:

Years ended June 30                             1996         1995         1994
Statutory Federal income tax rate               35.0%        35.0%        35.0%
State income taxes, net of Federal
   income tax effect                             3.6          3.8          3.5
FSC income not taxed                            (3.7)        (3.6)        (3.2)

Foreign taxes at differing rates                 1.2           .8           .9
Goodwill                                          -           2.4           .3
Other                                           (1.3)         (.8)        (1.7)
                                                34.8%        37.6%        34.8%

Income taxes paid were $13,380,000 in 1996, $10,847,000 in 1995 and $9,950,000 in 1994.

The Company has not provided for Federal income taxes on approximately $11.0 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.

NOTE 11: COMMITMENTS

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $1,627,000 for 1997, $1,202,000 for 1998, $920,000 for 1999, $676,000 for 2000, $579,000 for 2001 and $1,670,000
thereafter.

Total rental expense for all operating leases was $2,763,000 in 1996, $2,657,000 in 1995 and $2,417,000 in 1994.

NOTE 12: BUSINESS SEGMENT INFORMATION

The Company develops, manufactures, markets and services analytical instrumentation and related accessories in its one industry segment.

The Company's products are manufactured in the United States and are sold worldwide. The Company markets and distributes internationally through both exports and foreign-based sales operations.

The following table presents a summary of operations by geographic region. Research and development and general corporate expenses are reflected in operating income from North American operations.

                                              1996         1995         1994
(In thousands)
Net sales to unaffiliated customers:
   North America                            $ 67,033     $ 60,834     $ 58,273
   Europe                                     44,332       38,382       32,520
   Far East                                   21,639       20,808       18,733
      Consolidated net sales to
        unaffiliated customers              $133,004     $120,024     $109,526
Operating income:
   North America                            $ 28,873     $ 22,113     $ 21,615
   Europe                                      4,111        2,457        1,651
   Far East                                    1,617        1,169        1,868
   Eliminations                                 (820)        (212)        (232)
      Consolidated operating income         $ 33,781     $ 25,527     $ 24,902
Identifiable assets:
   North America                            $ 62,543     $ 62,025     $ 64,348
   Europe                                     20,088       19,344       19,544
   Far East                                   12,169       13,733       12,109
   General corporate assets
      (cash investments)                      26,795       44,861       43,963
   Eliminations                               (8,409)      (8,183)      (6,686)
      Consolidated assets                   $113,186     $131,780     $133,278

Interarea transfers, which have been eliminated in consolidation and are not included in the above table, represent transfers from domestic operations to international subsidiaries and are based on prices that approximate selling prices to foreign distributors. Interarea transfers from the United States to international subsidiaries were $38,457,000, $33,125,000 and $28,558,000 in 1996, 1995 and 1994, respectively. North American sales to unaffiliated customers include export sales of $14,753,000, $11,256,000 and $10,861,000, respectively, for 1996, 1995 and 1994.

NOTE 13: OTHER INCOME

During the first quarter of fiscal 1995 the Company received a payment of $4.1 million (net of related expenses incurred by the Company) when a proposed acquisition by Dionex of a business was terminated by the seller in favor of another buyer.

NOTE 14: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1996 and 1995.

                                                              quarter
                                            first       second        third        fourth
(In thousands, except per share amounts)
Fiscal 1996
Net sales                                  $30,056      $34,010      $34,030      $34,908
Gross profit                                20,388       23,495       23,403       24,312
Net income                                   4,448        5,994        7,004        6,517
Net income per share                       $   .32      $   .43      $   .51      $   .49
Fiscal 1995
Net sales                                  $27,044      $30,624      $30,581      $31,775
Gross profit                                18,277       20,607       20,855       21,857
Net income                                   4,202        5,038        5,150        5,384
Net income per share                       $   .27      $   .34      $   .36      $   .38

Independent Auditors' Report

The Board of Directors and Stockholders, Dionex Corporation:

We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
San Jose, California
July 19, 1996

Supplemental Stockholder Information

The Company's common stock is traded in the over-the-counter market through the Nasdaq national market system under the symbol DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by Nasdaq.

                       Fiscal 1996                Fiscal 1995
quarter             high         low           high         low
First              $26 1/4     $22 1/2        $18 1/8     $16 7/16
Second              29 1/4      24 7/8         19 1/2      17 7/8
Third               39 3/4      27 3/4         21 1/4      18 1/2
Fourth              39 1/4      32             23          20

As of June 30, 1996 there were 1,759 holders of record of the Company's common stock as shown on the records of its transfer agent.

DIVIDENDS

The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.

TRANSFER AGENT AND REGISTRAR

Boston EquiServe

P.O. Box 644
Boston,
Massachusetts  02102-0644

ANNUAL MEETING

The Annual Meeting of Stockholders of Dionex Corporation will be held at 501 Mercury Drive, Sunnyvale, California on Friday, October 25, 1996 at 9 a.m.

FORM 10-K

The Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

Investor Relations
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California  94088-3603