Form 10-K405, Exhibit 13
period 1997-06-30
DIONEX CORP /DE
filed 1997-09-26
CIK 708850

Selected Financial Information

Years ended June 30	      	1997	     1996	     1995	     1994      1993
(In thousands, except per share amounts)
operating information
Net sales	             $142,053  $133,004  $120,024  $109,526  $105,556
Cost of sales	         		43,458	   41,406    38,428    35,152    33,027
Gross profit		         	 98,595	   91,598    81,596    74,374    72,529
Operating expenses:
	Selling, general
	and administrative	     47,344	   46,290	   43,401    39,570    39,896
	Research and product
	development		           12,521	   11,527	   10,500     9,902     9,295
	Write-off of goodwill	       -	        -	    2,168         -         -
	Total operating expenses59,865 	  57,817	   56,069    49,472    49,191
Operating income       		38,730 	  33,781	   25,527    24,902    23,338
Other income			               -     1,003	    4,130         -         -
Interest income			        1,396     2,034     2,202     1,465     1,996
Interest expense			         (85)	     (93)     (153)     (249)     (456)
Income before taxes on
income                  	40,041 	  36,725	   31,706    26,118    24,878
Taxes on income		       	13,814	   12,762	   11,932     9,076     8,583
Net income	            $ 26,227  $ 23,963  $ 19,774  $ 17,042  $ 16,295
Net income per share	  	  $2.06	    $1.75	    $1.34     $1.10     $1.01
Common and equivalent
shares	                  12,720	   13,719	   14,728    15,440    16,130

All share and per share amounts have been restated to reflect the two-for-one split of the Company's common stock effective December 29,1995. The Company has paid no cash dividends.

At June 30		              	1997	     1996	     1995      1994      1993
(In thousands)
balance sheet information
Working capital	       $ 48,215  $ 47,888  $ 67,249  $ 71,414  $ 60,870
Total assets		          118,163 	 113,186   131,780   133,278   118,082
Long-term debt		              -         -        86       104       121
Stockholders' equity	    84,163    82,204   103,871   111,139    94,874

Consolidated Statements of Income

Years ended June 30    				          1997	     	1996	     	1995
(In thousands, except per share amounts)
Net sales				                    $142,053   $133,004   $120,024
Cost of sales		             			    43,458 		  41,406	 	  38,428
Gross profit			              	    	98,595	 	  91,598 		  81,596
Operating expenses:
	Selling, general and
 administrative	                  	47,344		   46,290	 	  43,401
	Research and product development		12,521		   11,527 		  10,500
	Write-off of goodwill			               -          -      2,168

Total operating expenses		       		59,865	 	  57,817		   56,069
Operating income			               	38,730		   33,781	 	  25,527
Other income					                       -      1,003      4,130
Interest income			              		  1,396      2,034      2,202
Interest expense					                 (85)       (93)      (153)
Income before taxes on income	   		40,041	  	 36,725		   31,706
Taxes on income			               		13,814		   12,762 		  11,932
Net income				                   $ 26,227   $ 23,963   $ 19,774
Net income per common and
equivalent share                 $   2.06   $   1.75   $   1.34
Common and equivalent shares
	used in computing per share
 amounts                          	12,720     13,719     14,728

See notes to consolidated financial statements.

Consolidated Balance Sheets

At June 30					                                 1997       1996
(In thousands, except share and per share amounts)
Assets
Current assets:
Cash and equivalents (including invested cash
 of $16,586 in 1997 and $10,244 in 1996)    $ 24,624   $ 16,986
Temporary cash investments                     8,252     16,551
Accounts receivable (net of allowance for
 doubtful accounts of $533 in 1997 and
 $488 in 1996)                                29,226     28,078
Inventories                                                                            9,479                         8,258
Deferred taxes                                 7,136      6,590
Prepaid expenses and other                     1,076      1,336
       Total current assets                   79,793     77,799
Property, plant and equipment, net            30,225     30,409
Other assets                                   8,145      4,978
                                            $118,163   $113,186
Liabilities and Stockholders' Equity
Current liabilities:
Notes payable to banks                      $      -   $    273
Accounts payable	                              4,442      4,381
Accrued liabilities                           18,639     18,398
Income taxes payable                           4,905      3,642
Accrued product warranty                       3,592      3,217
       Total current liabilities              31,578     29,911
Deferred taxes                                 2,422      1,071
Commitments (Note 11)
Stockholders' equity:
Preferred stock (par value $.001 per share;
 1,000,000 shares authorized; none outstanding)    -          -
Common stock (par value $.001 per share;
 40,000,000 shares authorized; shares outstanding:
 11,847,030 in 1997 and 12,369,877 in 1996)   36,323     32,683
Retained earnings                             46,622     49,251
Accumulated translation adjustments             (996)        34
Net unrealized gain on equity securities
 available for sale                            2,214        236
       Total stockholders' equity             84,163     82,204
                                            $118,163   $113,186

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30		     	                  	1997	     1996      1995
(In thousands)
Cash and equivalents provided by (used for):
Cash flows from operating activities:
 Net income                               $ 26,227  $ 23,963  $ 19,774
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization	         2,584     2,866     2,615
      Deferred taxes                          (492)   (1,160)     (726)
      Write-off of goodwill                      -         -     2,168
      Gain on sale of property                   -    (1,003)        -
      Changes in assets and liabilities:
        Accounts receivable                  (2,417)   (2,937)      (49)
        Inventories	                         (1,567)      272     1,197
        Prepaid expenses and other assets       201       (60)     (146)
        Accounts payable                        132       763      (504)
        Accrued liabilities                     467     4,155     2,359
        Income taxes payable                  1,413       308     1,325
        Accrued product warranty                438       492       279
Net cash provided by operating
 activities                                  26,986    27,659    28,292
Cash flows from investing activities:
   Purchase of temporary cash investments   (18,852)  (33,601)  (18,407)
   Proceeds from maturities of
     temporary cash investments              27,151    30,432     9,127
   Purchase of property, plant and equipment (2,622)   (3,008)   (1,980)
   Proceeds from sale of property                 -     3,812         -
   Other                                        (96)      191       214
Net cash provided by (used for)
investing activities                          5,581    (2,174)  (11,046)
Cash flows from financing activities:
   Net change in notes payable to banks        (258)   (1,489)    1,042
   Sale of common stock                       5,810     4,255     2,880
   Repurchase of common stock               (31,026)  (49,108)  (30,878)
   Other                                         35      (229)       68
Net cash used for financing activities      (25,439)  (46,571)  (26,888)
Effect of exchange rate changes on cash         510     1,907    (1,370)
Net increase (decrease) in cash
 and equivalents                              7,638   (19,179)  (11,012)
Cash and equivalents, beginning of year      16,986    36,165    47,177
Cash and equivalents, end of year          $ 24,624  $ 16,986  $ 36,165

See notes to consolidated financial statements.

Consolidated Statements Stockholders' equity

                                                               equity adjustments
                                  common stock               accumulated   net unrealized
                                                  retained   translation          gain on
                              shares     amount	  earnings  	adjustments       securities     total
(Dollars in thousands)
Balance at June 30, 1994  15,137,536    $33,180   $ 77,868        $   91            $   -  $111,139
Common stock issued	              -     209,582      2,880            -                 -     2,880
Repurchase of common stock(1,633,156)    (3,662)   (27,216)           -                 -   (30,878)
Equity adjustments                -          -          -            956                -       956
Net income                        -          -      19,774            -                 -    19,774
Balance at June 30, 1995  13,713,962     32,398     70,426         1,047                -   103,871
Common stock issued	         256,915      4,255         -             -                 -     4,255
Repurchase of common stock(1,601,000)    (3,970)   (45,138)           -                 -   (49,108)
Equity adjustments                -          -          -         (1,013)             236      (777)
Net income                        -          -      23,963            -                 -    23,963
Balance at June 30, 1996  12,369,877     32,683     49,251            34              236    82,204
Common stock issued          268,892      5,810         -             -                 -     5,810
Repurchase of common stock  (791,739)    (2,170)   (28,856)           -                 -   (31,026)
Equity adjustments                -          -                    (1,030)           1,978       948
Net income                        -          -      26,227            -                 -    26,227
Balance at June 30, 1997  11,847,030    $36,323   $ 46,622        $ (996)          $2,214  $ 84,163

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: SIGNIFICANT ACCOUNTING POLICIES
Organization. Dionex Corporation (the "Company") is a leading manufacturer and marketer of chromatography systems for chemical analysis. The Company's systems are used in environmental analysis and by the pharmaceutical, life sciences, chemical, petrochemical, power generation and electronics industries in a variety of applications. Principles of consolidation. The consolidated financial statements include the Company and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.
Cash equivalents. Cash equivalents are highly liquid debt instruments acquired with a maturity at date of purchase of three months or less.
Investments. The Company classifies its debt and equity securities as "held to maturity" or "available for sale." Securities classified as "held to maturity" are reported at amortized cost and "available for sale" securities are reported at fair market value, with a corresponding recognition of the unrealized gains and losses (net of tax effect) as a separate component of stockholders' equity. Temporary cash investments consist of short-term debt investments which are classified as "held-to-maturity" securities. The Company's investments in marketable equity securities have been classified as "available for sale" and are included with other noncurrent assets, consistent with the Company's investment strategy.
Inventories. Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.
Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives of 3 to 30 years. Leasehold improvements are amortized over the lesser of the useful life or the remaining term of the lease.
Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was adopted by the Company in the first quarter of fiscal 1997. SFAS
No. 121 requires recognition of an impairment when a review of long-lived assets indicates that, due to a change in circumstance, the carrying value of an asset may not be recoverable. The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements. Intangibles. The excess of cost over net assets of businesses acquired is amortized on a straight-line basis over periods not exceeding seven years.
Revenue recognition. Revenue related to systems is recognized upon shipment. Service contract revenue is deferred and recognized on a pro rata basis over the contractual period. Installation and product warranty costs are accrued at the time revenue is recognized.
Taxes on income. The Company accounts for income taxes using the asset and liability approach to account for deferred income taxes.
Stock-based compensation plans. The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 8). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. Stock Split. In December 1995, the Company effected a two-for-one split of its common stock. All share and per share amounts have been restated to reflect the stock split for all periods presented.
Net income per share. Net income per common and equivalent share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents (stock options) outstanding during each year. The difference between primary and fully diluted net income per share is not significant in any year.
In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The Company is required to adopt SFAS No. 128 in the second quarter of fiscal 1998 and will restate at that time earnings per share
(EPS) data for prior periods to conform with SFAS No. 128. Earlier application is not permitted.
SFAS No. 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
If SFAS No. 128 had been in effect during the current and prior year periods, basic EPS would have been $2.18, $1.83 and $1.38 for the years ended June 30, 1997, 1996 and 1995, respectively. Diluted EPS under SFAS No. 128 would not have been significantly different than EPS currently reported for the periods.
Common stock repurchases. The Company repurchases shares in the open market under its ongoing stock repurchase program. For each share repurchased, the Company reduces the common stock account by the average value per share reflected in the account prior to the repurchase with the excess allocated to retained earnings. The Company currently retires all shares repurchased.
Translation of foreign currency. The Company's foreign operations are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and results of operations are translated at average rates for the year. The Company enters into foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses on these contracts are recorded in net income currently. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company does not engage in foreign currency speculation. The Company's foreign exchange forward hedging activities do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the underlying items being hedged.
At June 30, 1997, the Company had forward exchange contracts to sell foreign currencies totaling $10.1 million dollars, including approximately $6.3 million of Japanese yen, $1.2 million of French francs, $500,000 of Swiss francs, and the remainder in German deutschemarks, Italian lire, Dutch gilders, British pounds, Belgium francs, Austrian shillings and Canadian dollars.
Certain risks and uncertainties. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in high-grade instruments which it places for safekeeping with high quality financial institutions. The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been significant.
The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse affect on the Company's future financial position or results of operations: new product development, including market receptiveness; foreign currency fluctuations; general economic conditions; competition from other products; worldwide demand for analytical instrumentation; existing product obsolescence; the ability to manufacture products on an efficient and timely basis and at reasonable cost and in sufficient volume; the ability to attract and retain talented employees and other risks as detailed from time to time in the Company's filings with the Securities and Exchange Commission.


Note 2: INVESTMENTS
The carrying value and fair market value of temporary cash
investments at June 30 classified as "held to maturity" are
as follows:
                                       gross        fair
                      amortized   unrealized      market
                           cost gains(losses)      value
(In thousands)
1997:
  U.S. corporate debt
     securities         $ 7,000       $  --      $ 7,000
  Municipal auction rate
     preferred stock      1,252           2        1,254
                        $ 8,252       $   2      $ 8,254
1996:
  Obligations of states
    and political
      subdivisions      $ 4,799      $    1      $ 4,800
  U.S. corporate debt
    securities            11,752         (3)      11,749
                         $16,551     $   (2)     $16,549

All maturities during fiscal 1997 were held-to-maturity investments. There were no sales of securities for the years ended June 30, 1997 and 1996. All temporary cash investments at June 30, 1997 mature within one year.
In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC),a privately held supplier of bioanalytical instrumentation and biosensor measurement systems. The Company's President and a director serve on the Board of Directors of MDC. In December 1995, MDC had its initial public offering. The Company's ownership interest in MDC is approximately 5% and is held as a long-term investment. The Company's investment in MDC and other equity securities have a cost basis of $3,002,000 and have been classified as "available for sale" securities since December 1995. Prior to this date, these investments were accounted for at cost. At June 30, 1997 and 1996, the fair value of these investments was $6,692,000 and $3,395,000, respectively.

Note 3: INVENTORIES
Inventories at June 30 consist of:
                                   1997          1996
(In thousands)
Finished goods	                 $ 3,720       $ 3,160
Work in process                   2,584         1,847
Raw materials and subassemblies   3,175         3,251
                                $ 9,479       $ 8,258

Note 4: PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at June 30 consist of:
				                            1997          1996
(In thousands)
Land                        $ 13,352      $ 13,414
Buildings and improvements    16,652        17,094
Machinery, equipment and
tooling                       10,843         9,965
Furniture and fixtures         4,661         4,006
                              45,508        44,479
Accumulated depreciation and
  amortization               (15,283)      (14,070)
Property, plant and
  equipment, net            $ 30,225      $ 30,409


Note 5: WRITE-OFF OF GOODWILL
Operating expenses in fiscal 1995 reflect a first quarter
$2.2 million nonrecurring charge to write off the remaining goodwill associated with the 1988 acquisition of Lee
Scientific, Inc. The Company determined that this goodwill was not recoverable through future operations of the business acquired.

Note 6: FINANCING ARRANGEMENTS
The Company has unsecured lines of credit with various domestic and foreign banks totaling approximately $14.7 million which are used primarily to minimize the Company's exposure to foreign currency fluctuations. These lines of credit expire between December 31, 1997 and December 31, 1999. Borrowings in each country bear interest at the local reference rates which ranged from 1.1% to 9.0% at June 30, 1997. At June 30, 1997, the Company had no borrowings outstanding on these lines.
The weighted average interest rate on borrowings at June 30, 1996 was 1.3%.
Such line of credit agreements impose certain financial restrictions relating to cash dividends, working capital and tangible net worth. At June 30, 1997, the Company was in compliance with such covenants.
One of the Company's foreign subsidiaries discounts trade notes receivable with a bank. Total notes receivable discounted were approximately $6,700,000 in fiscal 1997 and $3,400,000 in fiscal 1996. The uncollected balances of notes receivable due the discounting bank at June 30, 1997 and 1996 were approximately $2,500,000 and $1,400,000, respectively. The Company is contingently liable for these unpaid balances.
Total interest paid was $86,000 in 1997, $95,000 in 1996 and $155,000 in 1995.

Note 7: ACCRUED LIABILITIES
Accrued liabilities at June 30 consist of:
                                1997          1996
(In thousands)
Accrued payroll and related
  expenses                   $ 7,520       $ 7,125
Deferred revenues              3,264         3,285
Accrued stock repurchases      1,945         2,611
Other accrued liabilities      5,910         5,377
                             $18,639       $18,398

Note 8: STOCK OPTION AND PURCHASE PLANS
Stock Option Plans. The Company has two stock option plans (the Option Plans) under which incentive and nonqualified options may be granted. Options are granted at the stock's fair market value at the grant date. Options generally become exercisable in 25% increments each year beginning one year from the date of grant and expire five or ten years from the grant date.
Activity under the Option Plans for the three-year period ended June 30, 1997 is summarized below.
                                Weighted
                                 average
                                 shares         exercise price
Outstanding at July 1, 1994    1,487,100            $12.55
Granted                          400,200             20.68
Exercised                       (158,714)            10.90
Canceled                         (37,152)            14.82
Outstanding at June 30, 1995   1,691,434             14.58
  (824,809 exercisable at a
  weighted average price of $11.07)
Granted (weighted average
  fair value of $13.19)           18,500             27.14
Exercised                       (214,615)            13.03
Canceled                         (48,675)            18.46
Outstanding at June 30, 1996   1,446,644             14.84
  (930,143 exercisable at a
  weighted average price of $12.47)
Granted (weighted average
  fair value of $16.38)          364,200             32.73
Exercised                       (238,556)            12.75
Canceled                         (47,200)            22.93
Outstanding at June 30, 1997   1,525,088            $19.20

Additional information regarding options outstanding as of June 30, 1997 is as follows:

                    options outstanding                             options exercisable
		                            weighted average		   weighted	                 	  weighted
    range of		     number	      remaining	     	   average        	number	       average
exercise prices	outstanding contractual life(yrs)	exercise price		exercisable	exercise price
 $	8.75-13.00    	528,213	        4.04	              $10.65	        528,213	     $10.65
	 13.13-20.88	    625,875	        6.93	               18.56	        358,498	      18.15
 	25.88-39.50	    371,000	        9.33	               32.47	          4,125	      27.30
 $	8.75-39.50  	1,525,088        	6.51              	$19.20        	890,836     	$13.74

At June 30, 1997, 783,677 shares were available for future grants under the Option Plans.
In July 1997, the Board of Directors of the Company approved an amendment to the Company's stock option plan which increases the shares issuable under the plan by 400,000 shares. They also approved an amendment to the 1988 Directors' Stock Option Plan which extends the term of the plan until July 27, 2007. The amendments are subject to shareholder approval.
Employee Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, (the Purchase Plan), eligible employees are permitted to have salary withholdings to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of each six-month offer period, subject to an annual limitation. Stock issued under the plan was 30,336, 42,300 and 50,868 shares in 1997, 1996 and 1995 at weighted average prices of $29.54, $18.62 and $14.22, respectively. The weighted average fair value of the 1997 and 1996 awards was $11.57 and $10.67, respectively. At June 30, 1997, 676,496 shares were reserved for future issuances under the Purchase Plan. pro forma stock-based compensation expense. SFAS No. 123 sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation costs for awards in 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFASNo. 123, the effect on the Company's net income and earnings per share would have been as follows:
                       1997      1996
(In thousands, except per share amounts)
Net income:
  As reported       $26,227   $23,963
  Pro forma          24,945    23,676
Earnings per share:
  As reported       $  2.06   $  1.75
  Pro forma            1.97      1.73
Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                           1997         1996

Volatility                  45%          45%
Risk-free interest rate   6.02%        5.36%
Expected life of options   5.5 years    5.5 years
The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 9: EMPLOYEE BENEFIT PLANS
The Company has an employee profit sharing plan covering most North American employees. Cash distributions are determined by the Board of Directors and were $2,609,000 for 1997, $2,534,000 for 1996 and $1,971,000 for 1995.
The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($918,000 in 1997, $874,000 in 1996 and
$834,000 in 1995) limited to 5% of each participant's compensation. Matching contributions vest in 25% increments each year beginning two years after the participant's date of employment.

Note 10: TAXES ON INCOME
The provision for taxes on income consists of:
Years ended June 30    1997      1996       1995
(In thousands)
Current:
  Federal           $ 9,477   $ 9,286    $ 9,043
  State               2,034     2,030      1,984
  Foreign             2,795     2,606      1,631
    Total current    14,306    13,922     12,658
Deferred:
  Federal              (407)     (971)      (721)
  State                 (23)     (130)      (113)
  Foreign               (62)      (59)       108
    Total deferred     (492)   (1,160)      (726)
                    $13,814   $12,762    $11,932

Domestic and foreign income before taxes on income is as
follows:
Years ended June 30   	1997	     1996	      1995
(In thousands)
Domestic	           $34,006	  $30,871	   $28,102
Foreign             		6,035	    5,854	     3,604
                  		$40,041  	$36,725   	$31,706

Deferred income taxes reflect the net tax effects of
temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the
amounts used for income tax purposes. The components of the
current and noncurrent deferred tax assets and liabilities
are as follows:
Years ended June 30	                   	1997       	1996
(In thousands)
Current deferred tax assets:
	Accounting accruals deductible in
  different periods for tax purposes		$6,520	     $5,955
	State income tax	                      	468        	472
	Other	                                 	148        	163
		Total deferred tax assets        	  	7,136      	6,590
Noncurrent deferred tax liabilities:
	Accelerated depreciation	              	872        	813
	Foreign currency accumulated
  translation adjustments	                 -         	23
	Net unrealized gain on available
  for sale securities	                 1,477        	157
	Other		                                  73         	78
		Total deferred tax liabilities      	2,422      	1,071
		Net deferred tax assets	           	$4,714     	$5,519

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income
before taxes as follows:
Years ended June 30               	1997  	1996  	1995
Statutory Federal income tax rate	 35.0%	 35.0%	 35.0%
State income taxes, net of Federal
	income tax effect		                3.3   	3.6   	3.8
FSC income not taxed	             	(3.5) 	(3.7) 	(3.6)
Foreign taxes at differing rates   	1.5   	1.2    	.8
Goodwill			                           -     	-   	2.4
Other			                          	(1.8) 	(1.3)  	(.8)
				                               34.5% 	34.8% 	37.6%

Income taxes paid were $11,003,000 in 1997, $13,380,000 in
1996 and $10,847,000 in 1995.

The Company has not provided for Federal income taxes on approximately $15.1 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.

Note 11: COMMITMENTS
Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $1,781,000 for 1998, $1,242,000 for 1999, $903,000 for 2000, $678,000 for 2001,
$464,000 for 2002 and $1,382,000 thereafter.
Total rental expense for all operating leases was $2,855,000 in 1997, $2,763,000 in 1996 and $2,657,000
in 1995.

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
	                                   1997    	1996    	1995
(In thousands)
Net sales to unaffiliated customers:
	North America                 	$ 73,456	$ 67,033	$ 60,834
 Europe 	                        	45,165  	44,332  	38,382
	Far East                       		23,432  	21,639  	20,808
	Consolidated net sales to
			unaffiliated customers      	$142,053	$133,004	$120,024
Operating income:
	North America	                 $ 33,010	$ 28,873	$ 22,113
	Europe	                           3,993   	4,111   	2,457
	Far East	                         2,126   	1,617   	1,169
	Eliminations                      	(399)   	(820)   	(212)
	Consolidated operating income	 $ 38,730	$ 33,781	$ 25,527
Identifiable assets:
	North America                 	$ 70,542	$ 62,543	$ 62,025
	Europe                          	19,160	  20,088  	19,344
	Far East                        	12,100  	12,169  	13,733
	General corporate assets
  (cash investments)             	24,838  	26,795  	44,861
	Eliminations	                    (8,477) 	(8,409) 	(8,183)
		Consolidated assets          	$118,163	$113,186	$131,780

Interarea transfers, which have been eliminated in consolidation and are not included in the above table, represent transfers from domestic operations to international subsidiaries and are based on prices that approximate selling prices to foreign distributors.
Interarea transfers from the United States to international subsidiaries were $40,075,000, $38,457,000 and $33,125,000 in 1997, 1996 and 1995, respectively. North American sales to unaffiliated customers include export sales of $17,459,000, $14,753,000 and $11,256,000, respectively, for
1997, 1996 and 1995.

Note 13: OTHER INCOME
During the third quarter of fiscal 1996, the Company sold a parcel of undeveloped land. The Company received proceeds of $3.9 million, net of selling expenses, from the sale. The proceeds consisted of cash and the assumption by the buyer of an industrial revenue bond associated with the property. The Company recorded a pretax gain of $1.0 million on the sale of the property.
During the first quarter of fiscal 1995, the Company received a payment of $4.1 million (net of related expenses incurred by the Company) when a proposed acquisition by Dionex of a business was terminated by the seller in favor of another buyer.

Note 14: QUARTERLY RESULTS OF OPERATIONS (unaudited)
The following is a summary of the unaudited quarterly
results of operations for the years ended June 30, 1997 and
1996.
		                                   quarter
	                       first  	second   	third  	fourth
(In thousands, except per share amounts)
Fiscal 1997:
	Net sales	           $31,508 	$36,600 	$36,646	 $37,299
	Gross profit         	21,854  	25,516  	25,602  	25,623
	Net income            	5,201   	6,848   	7,016   	7,162
	Net income per share	$   .40 	$   .54 	$   .55 	$   .57
Fiscal 1996:
	Net sales	           $30,056 	$34,010 	$34,030 	$34,908
	Gross profit         	20,388  	23,495  	23,403  	24,312
	Net income            	4,448   	5,994   	7,004   	6,517
	Net income per share	$   .32	 $   .43	 $   .51 	$   .49

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, Dionex Corporation:

We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
July 21, 1997



Supplemental Stockholder Information

MARKET PRICE OF COMMON STOCK
The Company's common stock is traded in the over-the-counter market through the Nasdaq national market system under the
symbol DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by
Nasdaq.
		                	Fiscal 1997       	Fiscal 1996
Quarter			        high     	low	     high     	low
First			       $39     	 $31 1/4	  $26 1/4	 $22 1/2
Second			       40 3/8	   31 1/2	   29 1/4	  24 7/8
Third			        47 1/2	   34 3/4	   39 3/4	  27 3/4
Fourth			       54 3/4	   44 1/2	   39 1/4	  32

As of June 30, 1997 there were 1,700 holders of record of the Company's common stock as shown on the records of its transfer agent.

DIVIDENDS

The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.

TRANSFER AGENT AND REGISTRAR

Boston EquiServe
P.O. Box 644
Boston, Massachusetts  02102-0644

ANNUAL MEETING

The Annual Meeting of Stockholders of Dionex Corporation will be held at 501 Mercury Drive, Sunnyvale, California on Thursday, October 23, 1997 at 9 a.m.

FORM 10-K

The Company's annual report to the Securities and Exchange
Commission on Form 10-K may be obtained without charge by writing to:

Investor Relations
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California  94088-3603