Form 10-K405, Exhibit 13
period 1998-06-30
DIONEX CORP /DE
filed 1998-09-28
CIK 708850

Selected Financial Information

Years ended June 30      1998     1997     1996     1995     1994
(In thousands, except per share amounts)
Operating information
Net sales            $150,513 $142,053 $133,004 $120,024 $109,526
Cost of sales          47,390   43,458   41,406   38,428   35,152
Gross profit          103,123   98,595   91,598   81,596   74,374
Operating expenses:
  Selling, general
   and administrative  47,689   47,344   46,290   43,401   39,570
  Research and product
   Development         13,284   12,521   11,527   10,500    9,902
  Write-off of goodwill    -        -        -     2,168       -
Total operating
 Expenses              60,973   59,865   57,817   56,069   49,472
Operating income       42,150   38,730   33,781   25,527   24,902
Other income               -        -     1,003    4,130       -
Interest income         1,374    1,396    2,034    2,202    1,465
Interest expense         (115)     (85)     (93)    (153)    (249)
Income before taxes
  on income            43,409   40,041   36,725   31,706   26,118
Taxes on income        14,759   13,814   12,762   11,932    9,076
Net income           $ 28,650 $ 26,227 $ 23,963 $ 19,774 $ 17,042
Basic earnings per
 Share               $   1.25 $   1.09 $    .91 $    .69 $    .56
Diluted earnings per
 Share               $   1.18 $   1.03 $    .87 $    .67 $    .55
Shares used in computing
 per share amounts:
     Basic             22,978   24,103   26,224   28,723   30,252
     Diluted           24,316   25,440   27,439   29,456   30,882

All share and per share amounts have been restated to reflect the two-for-one splits of the Company's common stock effective December 29, 1995 and June 8, 1998. The Company has paid no cash dividends.

At June 30             1998      1997      1996      1995      1994
(In thousands)
balance sheet information
Working capital    $ 35,745  $ 48,215  $ 47,888  $ 67,249  $ 71,414
Total assets        107,259   118,163   113,186   131,780   133,278
Long-term debt           -         -         -         86       104
Stockholders' equity 70,689    84,163    82,204   103,871   111,139

24

Consolidated Balance Sheets

At June 30                               1998        1997
(In thousands, except share and per share amounts)
    Assets
Current assets:
 Cash and equivalents (including
  invested cash of $5,364
  in 1998 and $16,586 in 1997)       $ 13,184    $ 24,624
 Temporary cash investments             5,850       8,252
 Accounts receivable (net of
  allowance for doubtful accounts of
  $606 in 1998 and $533 in 1997)       31,350      29,226
 Inventories                            9,921       9,479
 Deferred taxes                         7,965       7,136
 Prepaid expenses and other             1,089       1,076
   Total current assets                69,359      79,793
 Property, plant and equipment, net    30,070      30,225
 Other assets                           7,830       8,145
                                     $107,259    $118,163
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                    $  5,681    $  4,442
 Accrued liabilities                   17,394      18,639
 Income taxes payable                   6,526       4,905
 Accrued product warranty               4,013       3,592
   Total current liabilities           33,614      31,578
Deferred taxes and other                2,956       2,422
Commitments (Note 10)
Stockholders' equity:
 Preferred stock (par value $.001
  per share; 1,000,000 shares
  authorized; none outstanding)            -           -
 Common stock (par value $.001 per
  share; 40,000,000 shares authorized;
  shares outstanding: 22,315,910 in
  1998 and 23,694,060 in 1997)         38,926      36,323
 Retained earnings                     32,106      46,622
 Accumulated translation adjustments   (2,242)       (996)
 Net unrealized gain on equity
  securities available for sale         1,899       2,214
   Total stockholders' equity          70,689      84,163
                                     $107,259    $118,163

See notes to consolidated financial statements
25

Consolidated Statements of Income

Years ended June 30            1998     1997     1996
(In thousands, except per share amounts)
Net sales                  $150,513 $142,053 $133,004
Cost of sales                47,390   43,458   41,406
Gross profit                103,123   98,595   91,598
Operating expenses:
 Selling, general and
  Administrative             47,689   47,344   46,290
 Research and product
  Development                13,284   12,521   11,527
Total operating expenses     60,973   59,865   57,817
Operating income             42,150   38,730   33,781
Other income                     -        -     1,003
Interest income               1,374    1,396    2,034
Interest expense               (115)     (85)     (93)
Income before taxes on
 Income                      43,409   40,041   36,725
Taxes on income              14,759   13,814   12,762
Net income                 $ 28,650 $ 26,227 $ 23,963
Basic earnings per share   $   1.25 $   1.09 $    .91
Diluted earnings per share $   1.18 $   1.03 $    .87
Shares used in computing
 earnings per share:
	Basic                   22,978   24,103   26,224
	Diluted                 24,316   25,440   27,439

See notes to consolidated financial statements.

26

 Consolidated Statements of Stockholders' Equity

                                                           equity adjustments
                                                                      net
                                                         accumulated  unrealized
                                common stock    retained translation  gain on
			                            shares  amount	  earnings adjustments  securities	   total
(Dollars in thousands)
Balance at June 30, 1995   27,427,924 $32,398   $ 70,426     $ 1,047    $    -   $103,871
Common stock issued           513,830   4,255                                       4,255
Repurchase of common stock (3,202,000) (3,970)   (45,138)                         (49,108)
Equity adjustments                                            (1,013)       236      (777)
Net income                                        23,963                           23,963
Balance at June 30, 1996   24,739,754  32,683     49,251          34        236    82,204
Common stock issued           537,784   5,810                                       5,810
Repurchase of common stock (1,583,478) (2,170)   (28,856)                         (31,026)
Equity adjustments                                            (1,030)     1,978       948
Net income                                        26,227                           26,227
Balance at June 30, 1997   23,694,060  36,323     46,622        (996)     2,214    84,163
Common stock issued           473,310   5,590                                       5,590
Repurchase of common stock (1,851,460) (2,987)   (43,166)                         (46,153)
Equity adjustments                                            (1,246)      (315)   (1,561)
Net income                                        28,650                           28,650
Balance at June 30, 1998   22,315,910 $38,926   $ 32,106    $ (2,242)   $ 1,899  $ 70,689

See notes to consolidated financial statements.
27

Consolidated Statements of Cash Flows

Years ended June 30                 1998      1997      1996
(In thousands)
Cash and equivalents provided by (used for):
Cash flows from operating activities:
 Net income			                  $ 28,650  $ 26,227  $ 23,963
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Depreciation and amortization    2,543     2,584     2,866
  Deferred taxes                    (811)     (492)   (1,160)
  Gain on sale of property            -         -     (1,003)
  Changes in assets and liabilities:
   Accounts receivable            (4,062)   (2,417)   (2,937)
   Inventories                      (841)   (1,567)      272
   Prepaid expenses and
    other assets                     (56)      201       (60)
   Accounts payable                1,313       132       763
   Accrued liabilities            (1,100)      467     4,155
   Income taxes payable            1,790     1,413       308
   Accrued product warranty          456       438       492
Net cash provided by operating
 Activities                       27,882    26,986    27,659
Cash flows from investing activities:
 Purchase of temporary cash
  Investments                    (13,500)  (18,852)  (33,601)
 Proceeds from maturities of
  temporary cash investments      15,902    27,151    30,432
 Purchase of property, plant
  and equipment                   (2,502)   (2,622)   (3,008)
 Proceeds from sale of property       -         -      3,812
 Other                                99       (96)      191
Net cash provided by (used for)
 investing activities                 (1)    5,581    (2,174)
Cash flows from financing activities:
 Net change in notes payable
  to banks                            -       (258)   (1,489)
 Sale of common stock              5,590     5,810     4,255
 Repurchase of common stock      (46,153)  (31,026)  (49,108)
 Other                               291        35      (229)
Net cash used for financing
 Activities                      (40,272)  (25,439)  (46,571)
Effect of exchange rate changes
 on cash                             951       510     1,907
Net increase (decrease) in cash
 and equivalents                 (11,440)    7,638   (19,179)
Cash and equivalents, beginning
 of year                          24,624    16,986    36,165
Cash and equivalents, end of
 year                           $ 13,184  $ 24,624  $ 16,986

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
28

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

Cash Equivalents. Cash equivalents are highly liquid debt instruments with a maturity at date of purchase of three months or less.

Investments. The Company classifies its debt and equity securities as "held to maturity" or "available for sale." Securities classified as "held to maturity" are reported at amortized cost and "available for sale" securities are reported at fair market value, with a corresponding recognition of the unrealized gains and losses (net of tax effect) as a separate component of stockholders' equity. Temporary cash investments consist of short-term debt investments which are classified as "held-to-maturity" securities. The Company's investments in marketable equity securities have been classified as "available for sale" and are included with other noncurrent assets.

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

Stock-based Compensation Plans. The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 7). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

Stock Split. In June 1998 and December 1995, the Company effected two-for-one splits of its common stock. All share and per share amounts have been restated to reflect the stock splits for all periods presented.

Net Income per Share. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The Company adopted SFAS No. 128 in the second quarter of fiscal 1998 and restated earnings per share (EPS) data for prior periods to conform with SFAS No. 128.
29

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from securities and other contracts which are exercisable or convertible into common stock. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common shares for all dilutive potential common shares outstanding. The difference between the number of shares outstanding for basic and diluted earnings per share is due to stock options outstanding during the period.

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

The Company enters into foreign exchange forward contracts with high quality financial institutions to manage its exposure to the impact of fluctuations in foreign currency exchange rates on its intercompany receivable balances. Gains and losses on these contracts are recorded in net income currently. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company does not engage in foreign currency speculation. The Company's foreign exchange forward hedging activities do not subject the Company to significant risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the underlying items being hedged.

At June 30, 1998, the Company had forward exchange contracts to sell foreign currencies totaling $9.9 million dollars, including approximately $5.0 million of Japanese yen, $960,000 of Italian lire, $780,000 of French francs and the remainder in German deutschemarks, Swiss francs, Dutch gilders, British pounds, Belgian francs, Austrian shillings and Canadian dollars. At June 30, 1998 and 1997, the aggregate unrealized gains or losses on the forward exchange contracts were not material.

New Accounting Pronouncements. In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of both standards is required for fiscal years beginning after December 15, 1997. Under SFAS 130, the Company is required to report comprehensive income in the financial statements, in addition to net income. For the Company, the primary differences between net income and comprehensive income will be from foreign currency translation adjustments and net unrealized gains or losses on securities available for sale. SFAS 131 requires that the Company report separately, in the financial statements, certain financial and descriptive information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Adoption of SFAS 130 and 131 will not impact the Company's consolidated financial position, results of operations or cash flows.

Certain Risks and Uncertainties. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
30

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

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse affect on the Company's future financial position or results of operations: general economic conditions; foreign currency fluctuations; new product development, including market receptiveness; competition from other products; worldwide demand for analytical instrumentation; existing product obsolescence; the ability to manufacture products on an efficient and timely basis and at reasonable cost and in sufficient volume; the ability to attract and retain talented employees and other risks as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Note 2: INVESTMENTS
The carrying value and fair market value of temporary cash investments at June 30 classified as "held to maturity" are as follows:
                                            gross
                                       unrealized       fair
                              amortized     gains     market
                                   cost   (losses)     value
(In thousands)
1998:
 U.S. corporate debt securities  $1,000      $ -      $1,000
 Obligations of state and
  political subdivisions          4,850        -       4,850
                                 $5,850      $ -      $5,850
1997:
 U.S. corporate debt securities  $7,000      $ -      $7,000
 Municipal auction rate
  preferred stock                 1,252        2       1,254
                                 $8,252     $  2      $8,254

All maturities during fiscal 1998 were held-to-maturity investments. There were no sales of securities for the years ended June 30, 1998, 1997 and 1996. All temporary cash investments at June 30, 1998 mature within one year.

In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC).The Company's President and a director serve on the Board of Directors of MDC. The Company's ownership interest in MDC is approximately 4% has been classified as "available for sale" and is included with other noncurrent assets. At June 30, 1998 and 1997, the fair value of this investment was $6,162,000 and $6,688,000, respectively.
31

Note 3: INVENTORIES
Inventories at June 30 consist of:
                                    1998        1997
(In thousands)
Finished goods                    $3,459      $3,720
Work in process                    3,548       2,584
Raw materials and subassemblies    2,914       3,175
                                  $9,921      $9,479

Note 4: PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at June 30 consist of:
                                       1998        1997
(In thousands)
Land                               $ 13,337    $ 13,352
Buildings and improvements           16,581      16,652
Machinery, equipment and tooling     12,123      10,843
Furniture and fixtures                4,719       4,661
                                     46,760      45,508
Accumulated depreciation and
 Amortization                       (16,690)    (15,283)
Property, plant and equipment, net $ 30,070    $ 30,225



Note 5: FINANCING ARRANGEMENTS
The Company has unsecured lines of credit with various domestic and foreign banks totaling approximately $14.1 million which have been used primarily to minimize the Company's exposure to foreign currency fluctuations. These lines of credit expire between December 31, 1998 and January 31, 2000. Borrowings in each country bear interest at the local reference rates which ranged from 1.5% to 9.25% at June 30, 1998. At June 30, 1998, the
Company had no borrowings outstanding on these lines.

Such line of credit agreements impose certain financial restrictions relating to cash dividends, working capital and tangible net worth. At June 30, 1998, the Company was in compliance with such covenants.

One of the Company's foreign subsidiaries discounts trade notes receivable with a bank. Total notes receivable discounted were approximately $6,400,000 in fiscal 1998 and $6,700,000 in fiscal 1997. The uncollected balances of notes receivable due the discounting bank at June 30, 1998 and 1997 were approximately $1,800,000 and $2,500,000, respectively. The Company is contingently liable for these unpaid balances.

Total interest paid was $115,000 in 1998, $86,000 in 1997 and
$95,000 in 1996.
32

Note 6: ACCRUED LIABILITIES
Accrued liabilities at June 30 consist of:
                                        1998       1997
(In thousands)
Accrued payroll and related expenses $ 7,923    $ 7,520
Deferred revenues                      3,377      3,264
Accrued stock repurchases                 -       1,945
Other accrued liabilities              6,094      5,910
                                     $17,394    $18,639

Note 7: STOCK OPTION AND PURCHASE PLANS
Stock Option Plans. The Company has two stock option plans (the "Option Plans") under which incentive and nonqualified options may be granted. Options are granted at the stock's fair market value at the grant date. Options generally become exercisable in 25% increments each year beginning one year from the date of grant and expire five or ten years from the grant date.
Activity under the Option Plans for the three-year period ended June 30, 1998 is summarized below.

                          1998                1997                1996
                            wtd. avg.           wtd. avg.           wtd. avg.
                             exercise            exercise            exercise
                     shares     price     shares    price     shares    price
Options outstanding,
 beginning of year 3,050,176   $ 9.60  2,893,288   $ 7.42  3,382,868   $ 7.29
Granted              605,100    24.28    728,400    16.37     37,000    13.57
Exercised           (418,072)    5.91   (477,112)    6.38   (429,230)    6.51
Canceled             (34,504)   13.17    (94,400)   11.46    (97,350)    9.23
Options outstanding,
 end of year       3,202,700   $12.82  3,050,176   $ 9.60  2,893,288   $ 7.42
Options exercisable
 at year-end       1,899,100   $ 8.41  1,781,676   $ 6.87  1,860,288   $ 6.24
Weighted average fair
 value of options granted
 during the year               $ 9.37              $ 8.19              $ 6.60

33

Additional information regarding options outstanding as of June
30, 1998 is as follows:

                  options outstanding                    options exercisable
                               weighted
                                average    weighted
                              remaining     average                     weighted
       range of      number contractual    exercise        number        average
exercise prices outstanding   life (yrs)	     price   exercisable exercise price
   $ 4.38- 8.19   1,262,174        4.01      $ 6.65     1,262,174         $ 6.65
     8.34-16.31   1,324,426        7.60       13.40       634,926          11.88
    19.75-28.50     616,100        9.54       24.20         2,000          19.75
   $ 4.38-28.50   3,202,700        6.56      $12.82     1,899,100         $ 8.41

At June 30, 1998, 1,796,758 shares were available for future grants under the Option Plans.

Employee Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, (the Purchase Plan), eligible employees are permitted to have salary withholdings to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of each six-month offer period, subject to an annual limitation. Stock issued under the plan was 55,238, 60,672 and 84,600 shares in 1998, 1997 and
1996 at weighted average prices of $18.42, $14.77 and $9.31, respectively. The weighted average fair value of the 1998, 1997 and 1996 awards was $5.41, $5.78 and $5.34, respectively. At June 30, 1998, 1,297,754 shares were reserved for future issuances under the Purchase Plan.

Pro Forma Stock-based Compensation Expense. SFAS No. 123 sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation costs for awards in 1998, 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:


                              1998       1997       1996
(In thousands, except per share amounts)
Net income:
  As reported              $28,650    $26,227    $23,963
  Pro forma                 26,860     24,945     23,676
Basic earnings per share:
  As reported              $  1.25    $  1.09    $   .91
  Pro forma                   1.18       1.04        .90
Diluted earnings per share
  As reported              $  1.18    $  1.03    $   .87
  Pro forma                   1.11        .99        .86

Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
34

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the
following weighted-average assumptions:
                             1998      1997      1996
Volatility                     30%       45%       45%
Risk-free interest rate      5.67%     6.02%     5.36%
Expected life of options 5.5 years 5.5 years 5.5 years

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

Note 8: EMPLOYEE BENEFIT PLANS
The Company has an employee profit sharing plan covering most
North American employees. Cash distributions are determined by the Board of Directors and were $2,757,000 for 1998, $2,609,000 for 1997 and $2,534,000 for 1996.

The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($988,000 in 1998, $918,000 in 1997 and $874,000 in 1996) limited to 5% of each participant's compensation. Matching contributions vest in 25% increments each year beginning two years after the participant's date of employment.

Note 9: TAXES ON INCOME
The provision for taxes on income consists of:
Years ended June 30      1998      1997      1996
(In thousands)
Current:
 Federal              $10,747   $ 9,477   $ 9,286
 State                  1,925     2,034     2,030
 Foreign                2,898     2,795     2,606
  Total current        15,570    14,306    13,922
Deferred:
 Federal                 (836)     (407)     (971)
 State                    (52)      (23)     (130)
 Foreign                   77       (62)      (59)
  Total deferred         (811)     (492)   (1,160)
                      $14,759   $13,814   $12,762
35

Domestic and foreign income before taxes on income is as follows:

Years ended June 30      1998      1997      1996
(In thousands)
Domestic              $36,407   $34,006   $30,871
Foreign                 7,002     6,035     5,854
                      $43,409   $40,041   $36,725

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the current and noncurrent deferred tax assets and liabilities are as follows:

Yyears ended June 30               1998      1997
(In thousands)
Current deferred tax assets:
 Accounting accruals deductible
  in different periods for tax
  purposes                       $7,407    $6,520
 State income tax                   413       468
 Other                              145       148
  Total deferred tax assets       7,965     7,136
Noncurrent deferred tax liabilities:
 Accelerated depreciation           890       872
 Net unrealized gain on available
  for sale securities             1,267     1,477
 Other                               73        73
  Total deferred tax liabilities  2,230     2,422
Net deferred tax assets          $5,735    $4,714

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income before taxes as follows:
Years ended June 30                 1998      1997      1996
Statutory Federal income tax rate   35.0%     35.0%     35.0%
State income taxes, net of Federal
 income tax effect                   2.9       3.3       3.6
FSC income not taxed                (3.1)     (3.5)     (3.7)
Foreign taxes at differing rates     1.1       1.5       1.2
Other                               (1.9)     (1.8)     (1.3)
                                    34.0%     34.5%     34.8%

Income taxes paid were $11,706,000 in 1998, $11,003,000 in 1997 and $13,380,000 in 1996.

The Company has not provided for Federal income taxes on approximately $20.0 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.
36

Note 10: COMMITMENTS
Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $1,818,000 for 1999, $1,211,000 for 2000, $992,000 for
2001, $602,000 for 2002, $395,000 for 2003 and $1,241,000
thereafter.

Total rental expense for all operating leases was $2,940,000 in 1998, $2,855,000 in 1997 and $2,763,000 in 1996.

Note 11: BUSINESS SEGMENT INFORMATION
The Company develops, manufactures, markets and services analytical instrumentation and related accessories in its one industry segment.

The Company's products are manufactured in the United States and are sold worldwide. The Company markets and distributes internationally through both exports and foreign-based sales operations.

The following table presents a summary of operations by geographic region. Research and development and general corporate expenses are reflected in operating income from North American operations.
                                  1998      1997      1996
(In thousands)
Net sales to unaffiliated customers:
 North America                $ 80,145  $ 73,456  $ 67,033
 Europe                         46,907    45,165    44,332
 Far East                       23,461    23,432    21,639
 Consolidated net sales to
  unaffiliated customers      $150,513  $142,053  $133,004
Operating income:
 North America                $ 35,687  $ 33,010  $ 28,873
 Europe                          4,222     3,993     4,111
 Far East                        2,401     2,126     1,617
 Eliminations                     (160)     (399)     (820)
 Consolidated operating income$ 42,150  $ 38,730  $ 33,781
Identifiable assets:
 North America                $ 71,837  $ 70,542  $ 62,543
 Europe                         20,237    19,160    20,088
 Far East                       12,244    12,100    12,169
 General corporate assets
  (cash investments)            11,214    24,838    26,795
 Eliminations                   (8,273)   (8,477)   (8,409)
 Consolidated assets          $107,259  $118,163  $113,186
37

Interarea transfers, which have been eliminated in consolidation and are not included in the above table, represent transfers from domestic operations to international subsidiaries and are based on prices that approximate selling prices to foreign distributors. Interarea transfers from the United States to international subsidiaries were $41,846,000, $40,075,000 and $38,457,000 in 1998, 1997 and 1996, respectively. North American sales to unaffiliated customers include export sales of $15,679,000, $17,459,000 and $14,753,000, respectively, for 1998,
1997 and 1996.

Note 12: OTHER INCOME
During the third quarter of fiscal 1996, the Company sold a parcel of undeveloped land. The Company received proceeds of $3.9 million, net of selling expenses, from the sale. The proceeds consisted of cash and the assumption by the buyer of an industrial revenue bond associated with the property. The Company recorded a pretax gain of $1.0 million on the sale of the property.

Note 13: QUARTERLY RESULTS OF OPERATIONS (unaudited)
The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1998 and 1997.
                                       Quarter
                         First     Second      Third     Fourth
(In thousands, except per share amounts)
Fiscal 1998:
 Net sales             $33,933    $39,420    $38,404    $38,756
 Gross profit           23,166     27,067     26,270     26,620
 Net income              5,809      7,776      7,518      7,547
 Basic earnings per
  Share                $   .25    $   .34    $   .33    $   .33
 Diluted earnings per
  Share                $   .23    $   .32    $   .31    $   .32
Fiscal 1997:
 Net sales             $31,508    $36,600    $36,646    $37,299
 Gross profit           21,854     25,516     25,602     25,623
 Net income              5,201      6,848      7,016      7,162
 Basic earnings per
  Share                $   .21    $   .28    $   .30    $   .30
 Diluted earnings per
  Share                $   .20    $   .27    $   .28    $   .28

Independent Auditors' Report


The Board of Directors and Stockholders, Dionex Corporation:
We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

San Jose, California
July 20, 1998
39

Supplemental Stockholder Information

Market Price of Common Stock
The Company's common stock is traded in the over-the-counter market through the Nasdaq national market system under the symbol
DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by Nasdaq.
                Fiscal 1998          Fiscal 1997
Quarter       high        low       high       low
First     $27 1/4    $22 5/16   $19 1/2    $15 5/8
Second     27 1/2     22 1/4     20 3/16    15 3/4
Third      30         23 7/8     23 3/4     17 3/8
Fourth     28 5/16    23 3/8     27 3/8     22 1/4

As of June 30, 1998 there were 1,577 holders of record of the Company's common stock as shown on the records of its transfer agent.

Dividends
The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.

Transfer Agent and Registrar
Boston EquiServe
P.O. Box 644
Boston, Massachusetts  02102-0644

Annual Meeting
The Annual Meeting of Stockholders of Dionex Corporation will be held at 501 Mercury Drive, Sunnyvale, California on Thursday,
October 22, 1998 at 9 a.m.

Form 10-K
The Company's annual report to the Securities and Exchange
Commission on Form 10-K may be obtained without charge by writing to:
Investor Relations
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California  94088-3603