Form 10-K405, Exhibit 13
period 1999-06-30
DIONEX CORP /DE
filed 1999-09-27
CIK 708850

SELECTED FINANCIAL INFORMATION

Years ended June 30            1999     1998     1997     1996     1995
(in thousands, except per share amounts)

Operating information
Net sales                  $172,940 $150,513 $142,053 $133,004 $120,024
Cost of sales                55,216   47,390   43,458   41,406   38,428
Revaluation of acquired
 inventory                    1,952       -        -        -        -
Gross profit                115,772  103,123   98,595   91,598   81,596
Operating expenses:
 Selling, general
  and administrative         53,974   47,689   47,344   46,290   43,401
 Research and
  product development        14,812   13,284   12,521   11,527   10,500
 Write-off of goodwill           -        -        -        -     2,168
 Write-off of in-process research
  and development             4,991       -        -        -        -
  Total operating expenses   73,777   60,973   59,865   57,817   56,069
Operating income             41,995   42,150   38,730   33,781   25,527
Other income                     -       -         -     1,003    4,130
Interest income                 917    1,374    1,396    2,034    2,202
Interest expense               (301)    (115)     (85)     (93)    (153)
Income before
 taxes on income             42,611   43,409   40,041   36,725   31,706
Taxes on income              14,137   14,759   13,814   12,762   11,932
Net income                 $ 28,474 $ 28,650 $ 26,227 $ 23,963 $ 19,774
Basic earnings per share   $   1.28 $   1.25 $   1.09 $    .91 $    .69
Diluted earnings per share $   1.20 $   1.18 $   1.03 $    .87 $    .67
Shares used in computing per share amounts:
 Basic                       22,287   22,978   24,103   26,224   28,723
 Diluted                     23,640   24,316   25,440   27,439   29,456

All share and per share amounts have been restated to reflect the two-for-one splits of the Company's common stock effective December 29,1995 and June 5,1998. The Company has paid no cash dividends.

At June 30                     1999     1998     1997     1996     1995
(in thousands)
Balance sheet information
Working capital            $ 34,755 $ 35,745 $ 48,215 $ 47,888 $ 67,249
Total assets                146,674  107,259  118,163  113,186  131,780
Long-term debt                  990       -        -        -        86
Stockholders' equity         95,738   70,689   84,163   82,204  103,871

CONSOLIDATED BALANCE SHEETS

At June 30	                             1999        1998
(in thousands, except share and per share amounts)
Assets
Current assets:
 Cash and equivalents (including
  invested cash of $5,987 in 1999
  and $5,364 in 1998)               $ 11,336    $ 13,184
 Temporary cash investments               -        5,850
 Accounts receivable (net of
  allowance for doubtful 	accounts
  of $812 in 1999 and $606 in 1998)   39,996      31,350
 Inventories                          12,702       9,921
 Deferred taxes                       10,361       7,965
 Prepaid expenses and other            1,800       1,089
   Total current assets               76,195      69,359
Property, plant and equipment, net    39,306      30,070
Intangible assets                      9,924          -
Marketable equity securities          14,452       6,167
Other assets                           6,797       1,663
                                    $146,674    $107,259
Liabilities and stockholders' equity
Current liabilities:
 Notes payable to banks             $    796    $     -
 Accounts payable                      6,049       5,681
 Accrued liabilities                  21,361      17,394
 Income taxes payable                  8,533       6,526
 Accrued product warranty              4,701       4,013
   Total current liabilities          41,440      33,614
Deferred taxes and other               8,506       2,956
Long-term debt                           990          -
Commitments (Note 11)
Stockholders' equity:
 Preferred stock (par value $.001
  per share; 1,000,000 shares
  authorized; none outstanding)           -          -
 Common stock (par value $.001 per share;
  40,000,000 shares authorized; shares
  outstanding: 22,314,442 in 1999
  and 22,315,910 in 1998)             46,445      38,926
 Retained earnings                    46,677      32,106
 Accumulated other comprehensive
  income (loss)                        2,616        (343)
   Total stockholders' equity         95,738      70,689
                                    $146,674    $107,259

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30                  1999     1998     1997
(in thousands, except per share amounts)
Net sales                        $172,940 $150,510 $142,053
Cost of sales                      55,216   47,390   43,458
Revaluation of acquired inventory   1,952       -       -
Gross profit                      115,772  103,123   98,595
Operating expenses:
 Selling, general and
  Administrative                   53,974   47,689   47,344
 Research and product development  14,812   13,284   12,521
 Write-off of in-process research
  and development                   4,991       -       -
  Total operating expenses         73,777   60,973   59,865
Operating income                   41,995   42,150   38,730
Interest income                       917    1,374    1,396
Interest expense                     (301)    (115)     (85)
Income before taxes on income      42,611   43,409   40,041
Taxes on income                    14,137   14,759   13,814
Net income	                      $ 28,474 $ 28,650 $ 26,227
Basic earnings per share         $   1.28 $   1.25 $   1.09
Diluted earnings per share       $   1.20 $   1.18 $   1.03
Shares used in computing earnings per share:
 Basic                             22,287   22,978   24,103
 Diluted                           23,640   24,316   25,440

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                           Other
                                                                         Compre-
                              common stock  retained Comprehensive        ensive
                             shares  amount earnings income (loss)  total income
(dollars in thousands)
Balance at June 30, 1996 24,739,754 $32,683 $ 49,251      $   270 $82,204
Comprehensive income,
 net of tax:
 Net income                                   26,227               26,227$26,227
 Foreign currency
  translation adjustments                                  (1,030) (1,030)(1,030)
 Unrealized gain
  on securities                                             1,978   1,978  1,978
 Comprehensive income                         26,227          948        $27,175
Common stock issued under
 employee benefit plans     537,784   5,810                         5,810
Repurchase of common
 stock	                  (1,583,478) (2,170) (28,856)             (31,026)
Balance at June 30, 1997 23,694,060  36,323   46,622        1,218  84,163
Comprehensive income,
 net of tax:
 Net income                                   28,650               28,650$28,650
 Foreign currency
  translation adjustments                                  (1,246) (1,246)(1,246)
 Unrealized loss
  on securities                                              (315)   (315)  (315)
Comprehensive income                          28,650       (1,561)       $27,089
Common stock issued under
 employee benefit plans     473,310   5,590                         5,590
Repurchase of common
 Stock                   (1,851,460) (2,987) (43,166)             (46,153)
Balance at June 30, 1998 22,315,910  38,926   32,106         (343) 70,689
Comprehensive income,
 net of tax:
 Net income	                                  28,474               28,474$28,474
 Foreign currency
  translation adjustments                                  (1,938) (1,938)(1,938)
 Unrealized gain
  on securities                                             4,897   4,897  4,897
Comprehensive income                          28,474        2,959        $31,433
Common stock issued under
 employee benefit plans     436,941   7,082                         7,082
Common stock issued for
 acquisition	                63,091   1,388                         1,388
Repurchase of common
 stock                     (501,500)   (951) (13,903)             (14,854)
Balance at June 30, 1999 22,314,442 $46,445 $ 46,677     $ 2,616  $95,738

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30                  1999     1998     1997
(in thousands)
Cash and equivalents provided by (used for):
Cash flows from operating activities:
 Net income                      $ 28,474 $ 28,650 $ 26,227
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Write-off of in-process research
   and development                  4,991       -       -
  Depreciation and amortization     3,731    2,543    2,584
  Deferred taxes                   (2,434)    (811)    (492)
  Changes in assets and liabilities:
   Accounts receivable             (5,945)  (4,062)  (2,417)
   Inventories                        907     (841)  (1,567)
   Prepaid expenses and other
    Assets                         (3,851)     (56)     201
   Accounts payable                  (210)   1,313      132
   Accrued liabilities              2,900   (1,100)     467
   Income taxes payable             1,996    1,790    1,413
   Accrued product warranty           565      456      438
Net cash provided by
     operating activities          31,124   27,882   26,986
Cash flows from investing activities:
 Purchase of temporary cash
  Investments                      (3,500) (13,500) (18,852)
 Proceeds from maturities of
  temporary cash investments        9,350   15,902   27,151
 Purchase of property, plant
  and equipment                    (7,460)  (2,502)  (2,622)
 Acquisition, net of cash acquired(22,906)      -       -
 Other                                 61       99      (96)
Net cash provided by (used for)
 investing activities             (24,455)      (1)   5,581
Cash flows from financing activities:
 Net change in notes payable
  to banks                             19       -      (258)
 Sale of common stock               7,082    5,590    5,810
 Repurchase of common stock       (14,854) (46,153) (31,026)
 Other                               (405)     291       35
Net cash used for financing
 Activities                        (8,158) (40,272) (25,439)
Effect of exchange rate changes
 on cash                             (359)     951      510
Net increase (decrease) in cash
 and equivalents                   (1,848) (11,440)   7,638
Cash and equivalents, beginning
 of year                           13,184   24,624   16,986
Cash and equivalents, end of year$ 11,336 $ 13,184 $ 24,624

Noncash investing activities:
Common stock issued in connection with acquisition
 of Softron GmbH                 $  1,388 $     -	 $     -

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

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: general economic conditions; foreign currency fluctuations; new product development, including market receptiveness; competition from other products; worldwide demand for analytical instrumentation; existing product obsolescence; the ability to manufacture products on an efficient and timely basis and at reasonable cost and in sufficient volume; year 2000 compliance issues; the ability to attract and retain talented employees and other risks as detailed from time to time in the Company's ?lings with the Securities and Exchange Commission.

CASH EQUIVALENTS. Cash equivalents are highly liquid debt instruments with a maturity at date of purchase of three months or less.

INVESTMENTS. The Company classifies its debt and equity securities as "held to maturity" or "available for sale."
Securities classified as "held to maturity" are reported at amortized cost and "available for sale" securities are reported at fair market value, with a corresponding recognition of the unrealized gains and losses (net of tax effect) as a separate component of stockholders' equity.
Temporary cash investments consist of short-term debt investments which are classified as "held-to-maturity" securities. The Company's investments in marketable equity securities have been classified as "available for sale."

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

PURCHASED TECHNOLOGY AND GOODWILL. Purchased technology amounts are recorded at their fair market value as of the date of acquisition and amortized over their estimated useful lives of up to seven years. Goodwill is amortized on a straight-line basis over its useful life of 20 years. Accumulated amortization on purchased technology amounts and goodwill totaled $655,000 at June 30, 1999.

VALUATION OF LONG-LIVED ASSETS. The carrying value of the Company's long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. The Company looks to current and future profitability, as well as current and future undiscounted cash flows, as primary indicators of recoverability. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

REVENUE RECOGNITION. Revenue related to systems is recognized upon shipment. Service contract revenue is deferred and recognized on a pro rata basis over the contractual period. Installation and product warranty costs are accrued at the time revenue is recognized.

TAXES ON INCOME. The Company accounts for income taxes using the asset and liability approach to account for deferred income taxes.

STOCK-BASED COMPENSATION PLANS. The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 8). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. earnings per share. Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding and the net income attributable to common shareholders. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares for all dilutive potential common shares outstanding. Shares used in the calculation of diluted earnings per share during fiscal 1999, 1998 and 1997 include 1,353,000,
1,338,000 and 1,337,000, respectively, of common equivalent shares related to stock options.

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

At June 30, 1999, the Company had forward exchange contracts to sell foreign currencies totaling $16.1 million dollars, including approximately $8.9 million in Japanese yen, $5.3 million in Euros, $1 million in British pounds and the remainder in Swiss francs and Canadian dollars. At June 30, 1999 and 1998, the aggregate unrealized gains or losses on the forward exchange contracts were not material.

COMPREHENSIVE INCOME. The Company is required to report comprehensive income in the financial statements, in addition to net income. For the Company, the primary differences between net income and comprehensive income are foreign currency translation adjustments and net unrealized gains or losses on securities available for sale.

BUSINESS SEGMENTS. For the fiscal year ended June 30, 1999, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." See Note 12 for the related disclosure for this Standard.

NEW ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is currently effective for Dionex in the first quarter of fiscal year 2001. Earlier application is permitted. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not believe that this standard will have a material impact on the Company's results of operations or financial position.

Note 2:  BUSINESS COMBINATION

On October 20, 1998, the Company, through a wholly owned subsidiary, purchased all of the issued and outstanding shares of Softron GmbH, a limited liability company organized under the laws of Germany (Softron), for total consideration, including acquisition costs, of approximately $24.7 million comprised of $23.3 million in cash and 63,091 shares of Dionex common stock.

The acquisition of Softron was accounted for by the purchase method and its results of operations have been included in the Company's results of operations since the date of acquisition.

The final purchase price allocation among the tangible and intangible assets and liabilities acquired (including acquired in-process research and development) is summarized as follows: developed and core technology, $4.4 million;
assembled workforce, $830,000; goodwill, $6.9 million; in-process research and development, $5.0 million and net tangible assets of $7.6 million.

In connection with the acquisition the Company recorded a nonrecurring charge of $5.0 million for the write-off of in-process research and development acquired. In addition, cost of sales in fiscal 1999 included $2.0 million related to the sale of inventory acquired which had been revalued as part of the purchase accounting.

The write-off of in-process research and development related to three projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

The following unaudited pro forma results of operations for the years ended June 30, 1999 and 1998 give effect to the acquisition as if it had occurred at the beginning of fiscal 1998. The pro forma results of operations exclude the $7.0 million nonrecurring pre-tax charges that were recorded in conjunction with the acquisition.

Years ended June 30                      1999      1998
(in thousands, except per share amounts)
Net sales                            $176,716  $160,760
Income from continuing operations    $ 48,686  $ 43,077
Net income                           $ 32,516  $ 28,431
Basic earnings per share             $   1.45  $   1.23
Diluted earnings per share           $   1.37  $   1.17

Softron, which markets its products primarily in Europe, specializes in high performance liquid chromatography systems used by scientific, pharmaceutical and industrial laboratories to analyze the chemical components of compounds.

Note 3:  INVESTMENTS

The carrying value and fair market value of temporary cash
investments at June 30, 1998 classified as "held to
maturity" are as follows:
                                           gross
                                      unrealized     fair
                             amortized     gains   market
                                  cost   (losses)   value
(in thousands)
U.S. corporate debt securities  $1,000      $ -   $1,000
Obligations of state and
 political subdivisions          4,850        -    4,850
                                $5,850      $ -   $5,850
The Company had no temporary cash investments at June 30, 1999.

All maturities during fiscal 1999 were held-to-maturity investments. There were no sales of securities for the years ended June 30, 1999, 1998 and 1997.

In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC). The Company's
President and a director serve on the Board of Directors of MDC. The Company's ownership interest in MDC is approximately 4% and has been classified as "available for sale" and is included in marketable equity securities. At
June 30, 1999 and 1998, the fair value of this investment was $14,331,000 and $6,162,000, respectively.

Note 4:  INVENTORIES

Inventories at June 30 consist of:
                                  1999     1998
(in thousands)
Finished goods                 $ 5,035   $3,459
Work in process                  2,426    3,548
Raw materials and subassemblies  5,241    2,914
                               $12,702   $9,921

Note 5:  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 consist of:
                                           1999     1998
(in thousands)
Land                                   $ 19,220 $ 13,337
Buildings and improvements               18,394   16,581
Machinery, equipment and tooling         15,426   12,123
Furniture and fixtures                    4,953    4,719
                                         57,993   46,760
Accumulated depreciation and
 Amortization                           (18,687) (16,690)
Property, plant and equipment, net     $ 39,306 $ 30,070

Note 6:  FINANCING ARRANGEMENTS
The Company has unsecured lines of credit with various domestic and foreign banks totaling approximately $35.5 million which have been used primarily to minimize the Company's exposure to foreign currency fluctuations and to fund the Softron acquisition (Note 2). These lines of credit expire between December 31, 1999 and December 31, 2000. Borrowings in each country bear interest at the local reference rates which ranged from 1.0% to 8.5% at June 30, 1999. At June 30, 1999, the Company had $579,000 outstanding under these lines.

Such line of credit agreements impose certain financial restrictions relating to cash dividends, working capital and tangible net worth. At June 30, 1999, the Company was in compliance with such covenants.

At June 30, 1999, the Company had a foreign denominated mortgage note payable totaling $1.2 million, bearing interest at a rate of 5.75%. Principal payments are due in semi-annual payments of $99,000 until June 30, 2005 with the current portion totaling $198,000.

One of the Company's foreign subsidiaries discounts trade notes receivable with a bank. Total notes receivable discounted were approximately $11.4 million in fiscal 1999 and $6.4 million in fiscal 1998. The uncollected balances of notes receivable due the discounting bank at June 30, 1999 and 1998 were approximately $2.9 million and $1.8 million, respectively. The Company is contingently liable for these unpaid balances.

Total interest paid was $258,000 in 1999, $115,000 in 1998
and $86,000 in 1997.

Note 7:  ACCRUED LIABILITIES

Accrued liabilities at June 30 consist of:
                                         1999      1998
(in thousands)
Accrued payroll and related expenses  $ 9,525   $ 7,923
Deferred revenues                       3,475     3,377
Accrued stock repurchases               2,262        -
Other accrued liabilities               6,099     6,094
                                      $21,361   $17,394

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

Activity under the Option Plans for the three-year period ended June 30, 1999 is summarized below.

                           1999              1998              1997
                             wtd. avg.         wtd. avg.         wtd. avg.
                             exercise          exercise          exercise
                      shares    price    shares	  price    shares   price
Options outstanding,
 beginning of year 3,202,700   $12.82 3,050,176  $ 9.60 2,893,288  $ 7.42
Granted               53,200    32.53   605,100   24.28   728,400   16.37
Exercised           (377,119)    7.27  (418,072)   5.91  (477,112)   6.38
Canceled              (9,750)   21.42   (34,504)  13.17   (94,400)  11.46
Options outstanding,
 end of year       2,869,031   $13.88 3,202,700  $12.82 3,050,176  $ 9.60
Options exercisable
 at year-end       2,016,907   $10.66 1,899,100  $ 8.41 1,781,676  $ 6.87
Weighted average fair value
 of options granted
 during the year               $12.97            $ 9.37            $ 8.19

Additional information regarding options outstanding as of
June 30, 1999 is as follows:
                    options outstanding             options exercisable
                      weighted average weighted                   weighted
    range of                 remaining  average                    average
    exercise      number   contractual exercise       number      exercise
      prices outstanding     life (yrs)   price  exercisable         price
$ 4.38- 6.56     547,350          2.42   $ 5.89	     547,350        $ 5.89
  7.94- 9.25     458,420          4.16     8.20	     458,420          8.20
 10.44-12.94     535,186          5.83    10.48	     532,186         10.47
 13.88-19.75     679,750          7.36    16.27	     332,700         16.22
 24.13-34.88     648,325          8.63    24.96	     146,251         24.28
$ 4.38-34.88   2,869,031          5.91   $13.88	   2,016,907        $10.66

At June 30, 1999, 1,753,308 shares were available for future grants under the Option Plans.

EMPLOYEE STOCK PURCHASE PLAN. Under the Company's Employee Stock Purchase Plan, (the Purchase Plan), eligible employees are permitted to have salary withholdings to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of each six-month offer period, subject to annual limitation. Stock issued under the plan was 59,822, 55,238 and 60,672 shares in 1999, 1998 and 1997 at weighted average prices of $19.02, $18.42 and $14.77, respectively. The weighted average fair value of the 1999, 1998 and 1997 awards was $6.08, $5.41 and $5.78, respectively.

At June 30, 1998, 1,237,932 shares were reserved for future issuances under the Purchase Plan.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE. SFAS No. 123,
"Accounting for Stock-Based Compensation," sets forth a
fair-value based method of recognizing stock-based
compensation expense.
As permitted by SFAS No. 123, the Company has elected to
continue to apply APB No. 25 to account for its stock-based
compensation plans. Had compensation costs for awards in
1999, 1998 and 1997 under the Company's stock-based
compensation plans been determined based on the fair value
at the grant dates consistent with the method set forth
under SFAS No. 123, the effect on the Company's net income
and earnings per share would have been as follows:
                            1999      1998      1997
(in thousands, except per share amounts)
Net income:
 As reported             $28,474   $28,650   $26,227
 Pro forma                25,547    26,860    24,945
Basic earnings per share:
 As reported             $  1.28   $  1.25   $  1.09
 Pro forma                  1.16      1.18      1.04
Diluted earnings per share
 As reported             $  1.20   $  1.18   $  1.03
 Pro forma                  1.09      1.11       .99

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

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                              1999      1998        1997
Volatility                      36%       30%         45%
Risk-free interest rate       4.67%      5.67%      6.02%
Expected life of options 5.3 years  5.5 years  5.5 years

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

Note 9:  EMPLOYEE 401(K) PLAN

The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($1,085,000 in 1999, $988,000 in 1998 and
$918,000 in 1997) limited to 5% of each participant's compensation. Matching contributions vest in 25% increments each year beginning two years after the participant's date of employment.

Note 10:  TAXES ON INCOME

The provision for taxes on income consists of:

Years ended June 30          1999     1998     1997
(in thousands)
Current:
 Federal                  $ 9,531  $10,747  $ 9,477
 State                      1,983    1,925    2,034
 Foreign                    5,057    2,898    2,795
  Total current            16,571   15,570   14,306
Deferred:
 Federal                   (1,986)    (836)    (407)
 State                       (289)     (52)     (23)
 Foreign                     (159)      77      (62)
  Total deferred           (2,434)    (811)    (492)
                          $14,137  $14,759  $13,814

Domestic and foreign income before taxes on income is as
follows:
Years ended June 30          1999     1998     1997
(in thousands)
Domestic                  $32,079  $36,407  $34,006
Foreign                    10,532    7,002    6,035
                          $42,611  $43,409  $40,041

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for nancial reporting purposes and the amounts used for income tax purposes. The components of the current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30                      1999        1998
(in thousands)
Current deferred tax assets:
 Accounting accruals deductible in
  different periods for tax purposes $  9,809      $7,407
 State income tax                         407         413
 Other                                    145         145
   Total current deferred tax assets   10,361       7,965
Noncurrent deferred tax asset-
 Difference in tax basis from
  Acquisition                           2,636          -
Noncurrent deferred tax liabilities:
 Accelerated depreciation                 906         890
 Net unrealized gain on available for
  sale securities                       4,531       1,267
 Excess tax basis from acquisition      2,636          -
 Other                                     65          73
   Total deferred tax liabilities       8,138       2,230
Net deferred tax assets              $  4,859      $5,735

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income before taxes as follows:

Years ended June 30                 1999     1998     1997
Statutory Federal income tax rate   35.0%    35.0%    35.0%
State income taxes, net of
 Federal income tax effect           3.0      2.9      3.3
FSC income not taxed                (3.3)    (3.1)    (3.5)
Taxes on foreign income             (3.2)    (1.5)    (1.5)
Other                                1.6       .7      1.2
                                    33.2%    34.0%    34.5%

Income taxes paid were $11,494,000 in 1999, $11,706,000 in
1998 and $11,003,000 in 1997.

The Company has not provided for Federal income taxes on approximately $26.9 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.

Note 11:  COMMITMENTS

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $2,064,000 for 2000, $1,544,000 for 2001, $1,220,000 for 2002, $892,000 for 2003,
$697,000 for 2004 and $4,758,000 thereafter.

Total rental expense for all operating leases was $3,240,000 in 1999, $2,940,000 in 1998 and $2,855,000 in 1997.

Note 12:  BUSINESS SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements of public business enterprises. It also establishes standards for related disclosures about products and service, geographic areas and major customers. The Company evaluated its business activities that are regularly reviewed by the Company's senior management and has determined that it has one reporting segment.
Geographic information is presented below:
                                 1999      1998      1997
(in thousands)
Net sales to unaffiliated customers:
 United States               $ 60,191  $ 60,059  $ 52,556
 Europe                        63,320    46,907    45,165
 Japan                         32,086    23,461    23,432
 Other International           17,343    20,086    20,900
Consolidated net sales to
 unaffiliated customers      $172,940  $150,513  $142,053

Long-lived assets:
 United States               $ 92,132  $ 52,415  $ 53,912
 Europe                        24,229     2,659     2,599
 Japan                          4,678       781       168
 Eliminations                 (50,560)  (17,955)  (18,309)
Consolidated assets          $ 70,479  $ 37,900  $ 38,370

Note 13:  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly
results of operations for the years ended June 30, 1999 and
1998.
							quarter
                            first   second   third   fourth
(in thousands, except per share amounts)
Fiscal 1999:
 Net sales                $34,845  $44,505 $47,072  $46,518
 Gross profit              23,814   28,213  31,694   32,051
 Net income                 6,049    4,033   9,117    9,275
 Basic earnings per share $   .27  $   .18 $   .41  $   .41
 Diluted earnings per
  Share                   $   .26  $   .17 $   .38  $   .39

Fiscal 1998:
 Net sales                $33,933  $39,420 $38,404  $38,756
 Gross profit              23,166   27,067  26,270   26,620
 Net income                 5,809    7,776   7,518    7,547
 Basic earnings per share $   .25  $   .34 $   .33  $   .33
 Diluted earnings per
  Share                   $   .23  $   .32 $   .31  $   .32



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, Dionex Corporation:
We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June
30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

San Jose, California
July 20, 1999



SUPPLEMENTAL STOCKHOLDER INFORMATION

MARKET PRICE OF COMMON STOCK
The Company's common stock is traded in the over-the-counter market through the Nasdaq national market system under the symbol DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by Nasdaq.
                     fiscal 1999          fiscal 1998
QUARTER           high        low      high         low
First          $27 1/8    $20 5/16  $27 1/4     $22 5/16
Second          39 5/8     18 3/4    27 1/2      22 1/4
Third           43 1/2     32        30          23 7/8
Fourth          51         36 7/8    28 5/16     23 3/8
As of June 30, 1999 there were 1,552 holders of record of the Company's common stock as shown on the records of its transfer agent.

DIVIDENDS

The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.

TRANSFER AGENT AND REGISTRAR

Boston EquiServe
P.O. Box 644
Boston, Massachusetts  02102-0644

ANNUAL MEETING

The Annual Meeting of Stockholders of Dionex Corporation will be held at 501 Mercury Drive, Sunnyvale, California on Wednesday, October 27, 1999 at 9 a.m.

FORM 10-K

The Company's annual report to the Securities and Exchange
Commission on Form 10-K may be obtained without charge by writing to:
Investor Relations
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California  94088-3603



DIRECTORS

David L. Anderson
Managing Director
Sutter Hill Ventures

James F. Battey
Independent Investor

A. Blaine Bowman
President and
Chief Executive Officer

B. J. Moore
Independent Management Consultant

Riccardo Pigliucci
Chairman and Chief Executive Officer
Discovery Partners International

OFFICERS

A. Blaine Bowman
President and
Chief Executive Officer

Barton Evans, Jr.
Senior Vice President

Nebojsa Avdalovic
Vice President

Bruce L. Barton
Vice President

Michael A. Merion
Vice President

Brent J. Middleton
Vice President

Christopher Pohl
Vice President

Michael W. Pope
Vice President and
Chief Financial Officer

James C. Gaither
Secretary
Partner, Cooley Godward LLP

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Jose, California
general counsel
Cooley Godward LLP
San Francisco, California

Locations
CORPORATE HEADQUARTERS

Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California
94088-3603
(408) 737-0700

REGIONAL SALES AND SERVICE

Atlanta, Georgia
(770) 432-8100
Westmont, Illinois
(630) 789-3660
Marlton, New Jersey
(609) 596-0600
Houston, Texas
(281) 847-5652
Sunnyvale, California
(408) 737-8522

SALT LAKE CITY
TECHNICAL CENTER

1515 West 2200 South
Suite A
Salt Lake City, Utah
84119
(801) 972-9292

INTERNATIONAL
SUBSIDIARIES

Dionex (U.K.) Ltd.
4 Albany Court
Camberley, Surrey
GU15 2XA, England
(01276) 691722

Dionex GmbH
Am Woetzgarten 10
D65510 Idstein
Germany
(06126) 991-0

Dionex Softron GmbH
Dornierstrasse 4
D-82110 Germering
Germany
(08989) 468-0

Dionex S.r.l.
Via della Maglianella, 65R
00166 Roma
Italy
(06) 66030052

Dionex S.A.
98, rue Albert Calmette
78354 Jouy en Josas Cedex
France
01 39 46 08 40

Dionex B.V.
Lange Bunder 5
4854 MB Bavel
The Netherlands
(0161) 434303

Dionex N.V.
Wayenborgstraat 14
Omega Business Park
B-2800 Mechelen
Belgium
(015) 203800

Dionex (Switzerland) AG
Solothurnerstr. 259
4600 Olten
Switzerland
(062) 205 99 66

Dionex Austria GmbH
Laxenburger Strasse 220
A-1230 Wien, Austria
(01) 616 51 25

Nippon Dionex K.K.
Shin-Osaka GH Building
Suite #205
9-20, Nishi-Nakajima
6-chome,
Yodogawa-ku, Osaka
532 Japan
(06) 885-1213

Dionex Canada Ltd.
586 Argus Road, Suite 4
Oakville, Ontario
L6J 3J3 Canada
(905) 844-9650