Form 10-K, Exhibit 13
period 2001-06-30
DIONEX CORP /DE
filed 2001-10-01
CIK 708850

Management’s Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

The following table summarizes the consolidated statement of income items as a percentage of sales.

Percentage of net sales Years ended June 30,	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	34.3	31.4	32.0
Revaluation of inventory acquired	.1	—	1.1
Gross profit	65.6	68.6	66.9
Selling, general and administrative	34.0	32.4	31.2
Research and product development	7.9	8.3	8.6
Write-off of in-process research and development	.4	—	2.8
Operating income	23.3	27.9	24.3
Interest income, net	.3	.2	.3
Other income	1.6	—	—
Income before taxes and cumulative
effect of change in accounting principle	25.2	28.1	24.6
Taxes on income	8.2	9.1	8.1
Net income before cumulative effect of change
in accounting principle	17.0	19.0	16.5
Cumulative effect of change in accounting
Principle	.2	—	—
Net income	16.8%	19.0%	16.5%

Net Sales and Gross Profit In fiscal 2001, Dionex (the “Company”) reported record sales for the 21st consecutive year. The Company’s consolidated sales in fiscal 2001 were $186.8 million, an increase of 4% compared with $179.5 million reported in fiscal 2000. Sales in fiscal 1999 were $172.9 million. The Company is subject to the effects of foreign currency fluctuations which can have an impact on reported sales and gross profits. Currency fluctuations decreased reported sales by 5% in fiscal 2001 and 1% in fiscal 2000.

Sales growth in fiscal 2001 was attributable to growth in our European and distributor markets. Sales in North America and Japan were flat for fiscal 2001. Sales growth in local currency was strong in both our Japanese and European markets. However, a strong U.S. dollar reduced the reported growth in both regions. Sales growth in fiscal 2000 was fueled by strong growth in North America. Sales in our European market were affected by a strong U.S. dollar that reduced reported results.

Sales outside North America accounted for 60% of consolidated sales in fiscal 2001, 58% in fiscal 2000 and 62% in fiscal 1999. The Company sells directly through its sales forces in the United Kingdom, Germany, Italy, France, the Netherlands, Belgium, Switzerland, Austria, Denmark, Japan, China, Canada and the United States. Direct sales accounted for 88% of consolidated sales in fiscal 2001, compared with 91% in fiscal 2000 and 92% in fiscal 1999. International distributors and representatives in Europe, Asia and other international markets accounted for the balance of the consolidated sales. There were no significant price changes during the three-year period.

Gross profit in fiscal 2001 was 65.7% compared with 68.6% in fiscal 2000 and 68.1% in fiscal 1999, excluding nonrecurring charges in fiscal 2001 and 1999. Gross profit in fiscal 2001 was lower due to the effects of currency fluctuations, higher manufacturing costs and product mix. Gross profit in fiscal 2000 was higher due to product and geographic sales mix.

Operating Expenses Selling, general and administrative (“SG&A”) expenses as a percentage of net sales increased to 34.0% in fiscal 2001, compared with 32.4% in fiscal 2000 and 31.2% in fiscal 1999. SG&A expenses increased to $63.4 million in fiscal 2001, an increase of 9% from the $58.2 million in fiscal 2000. The increase in SG&A expenses in fiscal 2001 was attributable to the inclusion of LC Packings costs since the acquisition date and additional costs related to the start-up of two new subsidiaries in Denmark and China. The increase in fiscal 2000 was attributable to the inclusion of Softron costs for the entire year and increased selling expenses. The Company anticipates that SG&A expenses will be in the range of 32% to 35% of sales in the near term.

Research and product development expenses were 7.9% of consolidated net sales in fiscal 2001 compared with 8.3% in fiscal 2000 and 8.6% in fiscal 1999. Research and product development expenses in fiscal 2001 of $14.7 million were virtually unchanged compared with $14.9 million in fiscal 2000. Research and product development expenses in fiscal 2000 were virtually unchanged from the $14.8 million in fiscal 1999. Research and product development spending depends on both the breadth of the Company’s research and product development efforts and the stage of specific product development projects. The Company anticipates that the level of research and product development expenses will remain in the 7% to 10% range in the near term.

Write-offs of In-process Research and Development Acquired Write-offs of in-process research and development acquired represents nonrecurring charges of $5.0 million and $865,000, respectively, associated with the acquisitions of Softron in October 1998 and LC Packings Nederlands B.V. and LC Packings (U.S.A.), Inc. (collectively referred to as “LC Packings”) in October 2000 for technology that had not reached technological feasibility and had no alternative future use.

The valuation of intangibles related to the acquisitions were based upon management’s estimates of after tax net cash flow using a 25% discount rate. The valuations gave consideration to the following: (i) comprehensive due diligence concerning all potential intangibles; (ii) the value of developed and core technology, ensuring that the relative allocation to core technology and in-process research and development were consistent with the contribution of each to the final product; and (iii) the allocation to in-process research and development based upon a calculation that only considered the efforts completed as of the date of the transaction, and only the cash flows associated with one generation of products currently in-process. The valuations were performed by an independent valuation group and were deemed reasonable in light of all the quantitative and qualitative information available.

The write-off of in-process research and development related to projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

For LC Packings, three of the in-process projects were to design and build new liquid chromatography modules. Two projects were to design and build new columns. The sixth project was a new generation of software. At the time of the acquisition, the estimated cost to complete these products was approximately $1.3 million. The projects are currently scheduled to be completed during fiscal 2002. Costs incurred by the Company through June 30, 2001 were approximately $400,000.

For Softron, two of the three projects were completed in the second quarter of fiscal 2000 and the third project was integrated into an existing project in fiscal 2000. Costs incurred by the Company for these projects were approximately $1.6 million.

There can be no assurances that the Company will be able to complete the development of the products on a timely basis. Failure to complete these projects could have an adverse impact on the Company’s financial condition or results of operations.

Other Income Other income in fiscal 2001 primarily consists of the gain on sale of marketable equity securities of $3.0 million.

Interest Income Interest income in fiscal 2001 of $850,000 was virtually unchanged from $844,000 in fiscal 2000. In fiscal 2000, interest income of $844,000 was lower than the $917,000 reported in fiscal 1999 due to lower average cash balances.

Interest Expense Interest expense in fiscal 2001 of $353,000 was lower than the $431,000 reported in fiscal 2000. In fiscal 2001, the Company capitalized $221,000 of interest related to the construction of a building in Japan. In fiscal 2000, interest expense of $431,000 was higher than the $301,000 reported in fiscal 1999. The increase in interest expense was related to the interest incurred on borrowings to repurchase the Company’s common stock.

Income Taxes The Company’s effective tax rate for fiscal 2001 was 32.5% compared with 32.5% in fiscal 2000. In fiscal 1999, the Company’s effective tax rate was 33.2%. The Company’s effective tax rate is affected by the mix of taxable income among the various tax jurisdictions in which the Company does business. The Company anticipates that its effective tax rate will be in the range of 32% to 35% in the near term.

Cumulative Effect of Change in Accounting Principle Effective July 1, 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (“SAB 101”). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies.

The Company’s previous policy was to recognize product installation revenue upon shipment and to accrue product installation costs at the time revenue was recognized. Upon adoption of SAB 101, the Company defers installation revenue until installation has been completed and recognizes installation costs as incurred.

The cumulative effect of the change, totaling $359,000, is shown as a one-time charge to income in the consolidated statement of income. If SAB 101 had been adopted at the beginning of fiscal 1999, the effect on the results of operations for the years ended June 30, 2000 and 1999, would not have been material.

Earnings per Share Excluding nonrecurring acquisition related charges and cumulative effect of change in accounting principle, diluted earnings per share were $1.42 compared with $1.46 in fiscal 2000. Including these charges, diluted earnings per share in fiscal 2001 were $1.37. Excluding nonrecurring acquisition related charges in fiscal 1999, the Company reported diluted earnings per share of $1.40. Including these charges, diluted earnings per share were $1.20. The number of shares used in computing diluted and basis earnings per share are affected by the Company’s stock repurchase program.

Liquidity and Capital Resources At June 30, 2001, the Company had cash and cash equivalents of $17.3 million. The Company’s working capital was $68.1 million at June 30, 2001, compared with $48.4 million at June 30, 2000. Working capital increased in fiscal 2001 due to the increase in cash and cash equivalents, marketable equity securities, accounts receivable and inventory. In addition, the Company repurchased 361,000 shares of its common stock for $10.5 million in fiscal 2001 under its stock repurchase program. The Company repurchased 935,850 shares for $34.6 million in fiscal 2000 and 501,500 shares for $14.9 million in fiscal 1999.

Cash generated by operating activities was $27.3 million in fiscal 2001, compared with $30.6 million in fiscal 2000 and $34.3 million in fiscal 1999. The decrease in operating cash flows was due to lower net income and higher inventory and accounts receivable.

Cash used by investing activities was $15.8 million in fiscal 2001, compared with $5.8 million in fiscal 2000 and $24.5 million in fiscal 1999. The increase in cash used by investing activities was due to the acquisition of LC Packings for net cash of $12.4 million, an increase in capital expenditures, offset by proceeds of $3.7 million from the sale of marketable equity securities. Capital expenditures in fiscal 2001 increased to $7.1 million, compared with $5.1 million in fiscal 2000 and $7.5 million in fiscal 1999. The higher level of capital expenditures in fiscal 2001 was due primarily to the construction of a building in Japan. In connection with the construction, the Company borrowed $2.7 million in long-term borrowings.

At June 30, 2001, the Company had outstanding borrowings of $2.5 million and bank lines of credit totaling $32.3 million. The Company believes its cash flow from operations, its existing cash and cash equivalents and its bank lines of credit will be adequate to meet its cash requirements for the near term. The impact of inflation on Dionex Corporation’s financial position and results of operations was not significant during any of the periods presented.

Acquisition In October 2000, the Company purchased all of the issued and outstanding shares of LC Packings for total consideration, including acquisition costs, of approximately $12.3 million.

In October 1998, the Company, through a wholly owned subsidiary, purchased all of the issued and outstanding shares of Softron, a limited liability company organized under the laws of Germany, for total consideration, including acquisition costs, of approximately $24.7 million.

The acquisitions were accounted for by the purchase method and its results of operations have been included in the Company’s results of operations since the date of the acquisitions.

In connection with the acquisitions, the Company recorded nonrecurring charges of $865,000 in fiscal 2001 and $5.0 million in fiscal 1999 for the write-offs of in-process research and development acquired. In addition, cost of sales in fiscal 2001 and fiscal 1999 included $121,000 and $2.0 million, respectively, related to the sale of inventory acquired which had been revalued as a part of the purchase accounting.

Financial Market Risk We are exposed to financial market risk from fluctuations in foreign currency exchange rates, interest rates, and stock prices of marketable equity securities. With the exception of the stock price volatility of our marketable equity securities, we manage our exposure to these and other risks through our regular operating and financing activities and, when appropriate, through our hedging activities. Our policy is not to use hedges or other derivative financial instruments for speculative purposes. We deal with a diversified group of major financial institutions to limit the risk of nonperformance by any one institution on any financial instrument. Separate from our financial hedging activities, material changes in foreign exchange rates, interest rates, and, to a lesser extent, commodity prices could cause significant changes in the costs to manufacture and deliver our products and in our customers’ buying practices. We have not substantially changed our risk management practices during fiscal 2001 and do not currently anticipate significant changes in financial market risk exposures in the near future that would require us to change our risk management practices.

Foreign Currency Exchange: Revenues generated from international operations are generally denominated in foreign currencies. We enter into outright forward foreign exchange contracts to hedge against fluctuations of intercompany account balances. Market value gains and losses on these hedge contracts are substantially offset by fluctuations in the underlying balances being hedged, and the net financial impact has not been material in any of the three years presented. At June 30, 2001 and 2000, our primary net foreign currency market exposures included Japanese yen, Euros, British pounds, Swiss francs and Canadian dollars.

A sensitivity analysis assuming a hypothetical 10% movement in foreign exchange rates applied to our hedging contracts and underlying balances being hedged at June 30, 2001 and 2000, indicated that these market movements would not have a material effect on our business, operating results, or financial condition. Actual gains or losses in the future may differ materially from this analysis, depending on actual changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual balances and hedges. Foreign currency rate fluctuations can impact the U.S. dollar translation of our foreign operations in our consolidated financial statements. Currency fluctuations decreased reported sales by 5% and 1% in fiscal 2001 and fiscal 2000, respectively, and increased reported sales by 1% in fiscal 1999.

Interest and Investment Income: Our interest and investment income is subject to changes in the general level of U.S. interest rates. Changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments. A sensitivity analysis assuming a hypothetical 10% movement in interest rates applied to our investment balances at June 30, 2001 and 2000, indicated that such market movement would not have a material effect on our business, operating results, or financial condition. Actual gains or losses in the future may differ materially from this analysis, depending on our actual balances and changes in the timing and amount of interest rate movements.

Marketable Equity Securities: We are exposed to market price risks on our marketable equity securities. These investments are in publicly traded companies in the laboratory analytical instruments sector. We do not attempt to reduce or eliminate our market exposure on these securities. A 50% adverse change in the equity price would result in an approximate $3 million decrease in the fair value of our marketable equity securities as of June 30, 2001 ($13 million decrease at June 30, 2000).

Debt and Interest Expense: A sensitivity analysis assuming a hypothetical 10% movement in interest rates applied to our outstanding debt balance at June 30, 2001 and 2000, indicated that such market movement would not have a material effect on our business, operating results or financial conditon. Actual gains or losses in the future may differ materially from this analysis, depending on changes in the timing and amount of interest rate movements.

Effect of New Accounting Standards Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 was amended by SFAS 137, which modified the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, SFAS 133 was further amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS 133, as amended, requires that every derivative instrument, including certain derivative instruments embedded in other contracts be recorded on the consolidated balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 also requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

The Company enters into foreign exchange forward contracts with high quality financial institutions to manage its exposure to the impact of fluctuations in foreign currency exchange rates on its intercompany receivables balances. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company has not designated these contracts as hedging instruments. The contracts are recorded at fair value on the consolidated balance sheet. Changes in the fair values of these derivative instruments are recognized in earnings in the period they occur. Adoption of SFAS 133 did not have a significant impact on the consolidated financial position, results of operations or cash flows of the Company.

In July 2001, the Financial Accounting Standards Board, issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 is effective for all business combinations initiated after June 30, 2001 and requires the use of the purchase method of accounting, includes criteria for the recognition of intangible assets separately from goodwill, and mandates that all goodwill created after June 30, 2001 will not be amortized. SFAS 142 will be effective for fiscal years beginning after December 15, 2001 at which time all goodwill amortization will be discontinued, and instead goodwill must be tested for impairment on at least an annual basis using a fair value method. In addition, separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets will be reclassified as goodwill at the effective date of SFAS 142. Those intangible assets not reclassified to goodwill must be reassessed and amortized over revised useful lives in accordance with SFAS 142. We expect to adopt SFAS 141 and SFAS 142, effective July 2001. We expect that the adoption of SFAS 141 and SFAS 142 will result in separately identified intangible assets being reclassified to goodwill and a decrease in goodwill amortization of approximately $650,000 in fiscal 2002.

Forward-looking Statements Except for historical information contained herein, the above discussion and the letter to shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, and are made under the safe harbor provisions thereof. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed here. Such risks and uncertainties include: general economic conditions, foreign currency fluctuations, new product development, including market receptiveness, fluctuation in worldwide demand for analytical instrumentation, competition from other products, existing product obsolescence, the ability to obtain timely deliveries of parts from suppliers, the ability to manufacture products on an efficient and timely basis and at a reasonable cost and in sufficient volume, the ability to attract and retain talented employees and other risks as described in more detail in the Company’s Form 10-K for the year ended June 30, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management’s analysis only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events, circumstances or unanticipated events.

Selected Consolidated Financial Information

Years ended June 30 (In thousands, except per share amounts)	2001	2000	1999	1998	1997
OPERATING INFORMATION
Net sales	$ 186,757	$ 179,529	$ 172,940	$ 150,513	$ 142,053
Cost of sales	64,071	56,462	55,216	47,390	43,458
Revaluation of acquired
inventory	121	—	1,952	—	—
Gross profit	122,565	123,067	115,772	103,123	98,595
Operating expenses:
Selling, general and
Administrative	63,443	58,196	53,974	47,689	47,344
Research and product development	14,742	14,850	14,812	13,284	12,521
Write-off of in-process
research and development	865	—	4,991	—	—
Total operating expenses	79,050	73,046	73,777	60,973	59,865
Operating income	43,515	50,021	41,995	42,150	38,730
Other income	3,048	—	—	—	—
Interest income	850	844	917	1,374	1,396
Interest expense	(353)	(431)	(301)	(115)	(85)
Income before taxes on income and
cumulative effect of change in
accounting principle	47,060	50,434	42,611	43,409	40,041
Taxes on income	15,295	16,391	14,137	14,759	13,814
Income before cumulative effect of
change in accounting principle	31,765	34,043	28,474	28,650	26,227
Cumulative effect of change in
accounting principle, net of tax	359	—	—	—	—
Net income	$ 31,406	$ 34,043	$ 28,474	$ 28,650	$ 26,227
Basic earnings per share	$ 1.42	$ 1.54	$ 1.28	$ 1.25	$ 1.09
Diluted earnings per share	$ 1.37	$ 1.46	$ 1.20	$ 1.18	$ 1.03
Shares used in computing
per share amounts:
Basic	22,137	22,174	22,287	22,978	24,103
Diluted	22,895	23,364	23,640	24,316	25,440

All share and per share amounts have been restated to reflect the two-for-one split of the Company’s common stock effective June 5, 1998. The Company has paid no cash dividends.

At June 30 (In thousands)	2001	2000	1999	1998	1997
BALANCE SHEET INFORMATION
Working capital	$ 68,071	$ 48,390	$ 34,755	$ 35,745	$ 48,215
Total assets	173,682	163,153	146,674	107,259	118,163
Long-term debt	966	—	990	—	—
Stockholders’ equity	129,858	118,442	95,738	70,689	84,163

Consolidated Balance Sheets

At June 30 (In thousands, except share and per share amounts)	2001	2000
ASSETS
Current assets:
Cash and equivalents (including invested cash of
$7,853 in 2001 and $5,397 in 2000)	$ 17,311	$ 9,386
Marketable equity securities	5,858	—
Accounts receivable (net of allowance for
doubtful accounts of $890 in 2001 and $765 in 2000)	45,142	42,965
Inventories	25,017	16,809
Deferred taxes	8,619	9,757
Prepaid expenses and other	2,810	1,706
Total current assets	104,757	80,623
Property, plant and equipment, net	42,327	40,842
Intangible assets	19,656	8,451
Marketable equity securities	—	26,450
Other assets	6,942	6,787
	$ 173,682	$163,153
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks	$ 2,495	$ 1,891
Accounts payable	6,250	5,661
Accrued liabilities	21,533	17,783
Income taxes payable	3,425	2,253
Accrued product warranty	2,983	4,645
Total current liabilities	36,686	32,233
Deferred taxes and other	6,172	12,478
Long-term debt	966	—
Commitments (Note 11)
Stockholders’ equity:
Preferred stock (par value $.001 per share;
1,000,000 shares authorized; none outstanding)
Common stock (par value $.001 per share;
80,000,000 shares authorized; shares outstanding:
22,177,005 in 2001 and 22,122,863 in 2000)	67,282	60,957
Retained earnings	70,204	48,285
Accumulated other comprehensive income (loss)	(7,628)	9,200
Total stockholders’ equity	129,858	118,442
	$ 173,682	$163,153

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended June 30 (In thousands, except per share amounts)	2001	2000	1999
Net sales	$ 186,757	$ 179,529	$ 172,940
Cost of sales	64,071	56,462	55,216
Revaluation of acquired inventory	121	—	1,952
Gross profit	122,565	123,067	115,772
Operating expenses:
Selling, general and administrative	63,443	58,196	53,974
Research and product development	14,742	14,850	14,812
Write-off of in-process research and development	865	—	4,991
Total operating expenses	79,050	73,046	73,777
Operating income	43,515	50,021	41,995
Other income	3,048	—	—
Interest income	850	844	917
Interest expense	(353)	(431)	(301)
Income before taxes on income and cumulative
effect of change in accounting principle	47,060	50,434	42,611
Taxes on income	15,295	16,391	14,137
Income before cumulative effect of change
in accounting principle	31,765	34,043	28,474
Cumulative effect of change in accounting
principle, net of tax	359	—	—
Net income	$ 31,406	$ 34,043	$ 28,474
Basic earnings per share:
Income before cumulative effect of change
in accounting principle	$ 1.43	$ 1.54	$ 1.28
Cumulative effect of change in
accounting principle	(.01)	—	—
Net income	$ 1.42	$ 1.54	$ 1.28
Diluted earnings per share:
Income before cumulative effect of change
in accounting principle	$ 1.39	$ 1.46	$ 1.20
Cumulative effect of change in
accounting principle	(.02)	—	—
Net income	$ 1.37	$ 1.46	$ 1.20
Shares used in computing earnings per share:
Basic	22,137	22,174	22,287
Diluted	22,895	23,364	23,640

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’Equity

(Dollars in thousands)	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income

Balance at June 30, 1998	22,315,910	$38,926	$32,106	$(343)	$70,689
Comprehensive income, net of tax:
Net income			28,474		28,474	$28,474
Foreign currency translation
adjustments				(1,938)	(1,938)	(1,938)
Unrealized gain on securities				4,897	4,897	4,897
Comprehensive income			28,474	2,959		$31,433
Common stock issued under
employee benefit plans
including related tax benefits	436,941	7,082			7,082
Common stock issued
for acquisition	63,091	1,388			1,388
Repurchase of common stock	(501,500)	(951)	(13,903)		(14,854)
Balance at June 30, 1999	22,314,442	46,445	46,677	2,616	95,738
Comprehensive income, net of tax:
Net income			34,043		34,043	$34,043
Foreign currency translation
adjustments				(689)	(689)	(689)
Unrealized gain on securities				7,273	7,273	7,273
Comprehensive income			34,043	6,584		$40,627
Common stock issued under
employee benefit plans
including related tax benefits	744,271	16,699			16,699
Repurchase of common stock	(935,850)	(2,187)	(32,435)		(34,622)
Balance at June 30, 2000	22,122,863	60,957	48,285	9,200	118,442
Comprehensive income, net of tax:
Net income			31,406		31,406	$31,406
Foreign currency translation
adjustments				(4,900)	(4,900)	(4,900)
Unrealized loss on securities			(11,928)	(11,928)	(11,928)
Comprehensive income			31,406	(16,828)		$14,578
Common stock issued under
employee benefit plans
including related tax benefits	415,142	7,352			7,352
Repurchase of common stock	(361,000)	(1,027)	(9,487)		(10,514)
Balance at June 30, 2001	22,177,005	$67,282	$70,204	$(7,628)	$129,858

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30 (In thousands)	2001	2000	1999
Cash and equivalents provided by (used for):
Cash flows from operating activities:
Net income	$ 31,406	$ 34,043	$ 28,474
Adjustments to reconcile net income to net cash
provided by operating activities:
Write-off of in-process research and development	865	—	4,991
Depreciation and amortization	5,251	4,519	3,731
Gain on sale of marketable equity securities	(2,951)	—	—
Tax benefit related to stock option plans	2,688	8,555	3,202
Deferred taxes	1,126	499	(2,434)
Changes in assets and liabilities:
Accounts receivable	(4,020)	(2,646)	(5,945)
Inventories	(8,825)	(4,363)	907
Prepaid expenses and other assets	505	39	(3,851)
Accounts payable	297	(351)	(210)
Accrued liabilities	1,443	(3,378)	2,900
Income taxes payable	1,037	(6,308)	1,996
Accrued product warranty	(1,504)	(6)	565
Net cash provided by operating activities	27,318	30,603	34,326
Cash flows from investing activities:
Purchase of temporary cash investments	—	—	(3,500)
Proceeds from maturities of temporary
cash investments	—	—	9,350
Proceeds from sale of marketable equity securities	3,658	—	—
Purchase of property, plant and equipment	(7,128)	(5,128)	(7,460)
Acquisition, net of cash acquired	(12,404)	—	(22,906)
Other	102	(664)	61
Net cash used for investing activities	(15,772)	(5,792)	(24,455)
Cash flows from financing activities:
Net change in borrowings under lines of credit	480	213	19
Proceeds from long-term debt	2,691	—	—
Principal payments on long-term debt	(1,056)	—	—
Sale of common stock	4,664	8,144	3,880
Repurchase of common stock	(10,514)	(34,622)	(14,854)
Other	—	149	(405)
Net cash used for financing activities	(3,735)	(26,116)	(11,360)
Effect of exchange rate changes on cash	114	(645)	(359)
Net increase/(decrease) in cash and equivalents	7,925	(1,950)	(1,848)
Cash and equivalents, beginning of year	9,386	11,336	13,184
Cash and equivalents, end of year	$ 17,311	$ 9,386	$ 11,336
Noncash investing activities:
Common stock issued in connection with
acquisition of Softron GmbH	$ —	$ —	$ 1,388

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 / SIGNIFICANT ACCOUNTING POLICIES

Organization Dionex Corporation (the “Company”) is a leading manufacturer and marketer of chromatography systems for chemical analysis. The Company’s systems are used in environmental analysis and by the pharmaceutical, life sciences, chemical, petrochemical, power generation, food and beverage, and semiconductor/electronics industries in a variety of applications.

Principles of Consolidation The consolidated financial statements include the Company and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

Certain Risks and Uncertainties The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in high-grade instruments which it places with high quality financial institutions. The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company’s credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. The Company maintains allowances for potential credit losses.

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations: general economic conditions; foreign currency fluctuations; new product development, including market receptiveness; competition from other products; worldwide demand for analytical instrumentation; existing product obsolescence; the ability to obtain timely deliveries of parts from suppliers; the ability to manufacture products on an efficient and timely basis and at reasonable cost and in sufficient volume; the ability to attract and retain talented employees and other risks as detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Cash Equivalents Cash equivalents are highly liquid debt instruments with a maturity at date of purchase of three months or less.

Investments The Company classifies its debt and equity securities as “held to maturity” or “available for sale.” Securities classified as “held to maturity” are reported at amortized cost and “available for sale” securities are reported at fair market value, with a corresponding recognition of the unrealized gains and losses (net of tax effect) as a separate component of stockholders’ equity. The Company’s investments in marketable equity securities have been classified as “available for sale.”

Inventories Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives of 3 to 30 years. Leasehold improvements are amortized over the lesser of the useful life or the remaining term of the lease.

Purchased Technology and Goodwill Purchased technology amounts are recorded at their fair market value as of the date of acquisition and amortized over their estimated useful lives of up to seven years. Goodwill is amortized on a straight-line basis over its useful life of 20 years. Accumulated amortization on purchased technology amounts and goodwill totaled $2,776,000 and $1,452,000 at June 30, 2001 and 2000, respectively.

Valuation of Long-Lived Assets The carrying value of the Company’s long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. The Company looks to current and future profitability, as well as current and future undiscounted cash flows, as primary indicators of recoverability. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

Revenue Recognition Revenue related to system sales is recognized upon shipment. Installation revenue is deferred until installation has been completed. Service contract revenue is deferred and recognized on a pro rata basis over the contractual period. Product warranty costs are accrued at the time revenue is recognized.

Taxes on Income The Company records income taxes using the asset and liability approach to account for deferred income taxes.

Cumulative Effect of Change in Accounting Principle Effective July 1, 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (“SAB 101”). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies.

The Company’s previous policy was to recognize product installation revenue upon shipment and to accrue product installation costs at the time revenue was recognized. Upon adoption of SAB 101, the Company defers installation revenue until installation has been completed and recognizes installation costs as incurred.

The cumulative effect of the change, totaling $359,000, is shown as a one-time charge to income in the consolidated statement of income. If SAB 101 had been adopted at the beginning of fiscal 1999, the effect on the results of operations for the years ended June 30, 2000 and 1999 would not have been material.

Stock-based Compensation Plans The Company applies Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock-based compensation plans (Note 8). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

Earnings per Share Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding and the net income attributable to common shareholders. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares for all dilutive potential common shares outstanding. Shares used in the calculation of diluted earnings per share during fiscal 2001, 2000 and 1999 include 758,000, 1,190,000 and 1,353,000, respectively, of common equivalent shares related to stock options.

Common Stock Repurchases The Company repurchases shares in the open market under its ongoing stock repurchase program. For each share repurchased, the Company reduces the common stock account by the average value per share reflected in the account prior to the repurchase with the excess allocated to retained earnings. The Company currently retires all shares repurchased.

Translation of Foreign Currency The Company’s foreign operations are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and results of operations are translated at average rates for the year.

Derivative Securities Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 was amended by SFAS 137, which modified the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, SFAS 133 was further amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS 133, as amended, requires that every derivative instrument, including certain derivative instruments embedded in other contracts be recorded on the consolidated balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 also requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

The Company enters into foreign exchange forward contracts with high quality financial institutions to manage its exposure to the impact of fluctuations in foreign currency exchange rates on its intercompany receivables balances. These contracts generally have maturities of approximately 30 days and require the Company to exchange foreign currencies for U.S. dollars at maturity. The Company has not designated these contracts as hedging instruments. The contracts are recorded at fair value on the consolidated balance sheet. Changes in the fair values of these derivative instruments are recognized in earnings in the period they occur. Adoption of SFAS 133 did not have a significant impact on the consolidated financial position, results of operations or cash flows of the Company.

At June 30, 2001, the Company had forward exchange contracts to sell foreign currencies totaling $19.4 million dollars, including approximately $8.5 million Japanese yen, $9.3 million in Euros and the remainder in British pounds, Swiss francs and Canadian dollars. At June 30, 2001 and 2000, the aggregate unrealized gains or losses on the forward exchange contract were not material.

Comprehensive Income The Company is required to report comprehensive income in the financial statements, in addition to net income. For the Company, the primary differences between net income and comprehensive income are foreign currency translation adjustments and net unrealized gains or losses on securities available for sale.

Effect of New Accounting Standards In July 2001, the Financial Accounting Standards Board, issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 is effective for all business combinations initiated after June 30, 2001 and requires the use of the purchase method of accounting, includes criteria for the recognition of intangible assets separately from goodwill, and mandates that all goodwill created after June 30, 2001 will not be amortized. SFAS 142 will be effective for fiscal years beginning after December 15, 2001 at which time all goodwill amortization will be discontinued, and instead goodwill must be tested for impairment on at least an annual basis using a fair value method. In addition, separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets will be reclassified as goodwill at the effective date of SFAS 142. Those intangible assets not reclassified to goodwill must be reassessed and amortized over revised useful lives in accordance with SFAS 142. We expect to adopt SFAS 141 and SFAS 142, effective July 1, 2001. We expect that the adoption of SFAS 141 and SFAS 142 will result in separately identified intangible assets being reclassified to goodwill and a decrease in goodwill amortization of approximately $650,000 in fiscal 2002.

NOTE 2 / BUSINESS COMBINATIONS

LC Packings

On October 17, 2000, the Company purchased all of the issued and outstanding shares of LC Packings Nederlands B.V. and LC Packings (U.S.A.), Inc. (collectively referred to as “LC Packings”) for a purchase price of $12.3 million including acquisition costs. In addition, the shareholders of LC Packings have the right to receive additional contingent purchase consideration, to be paid in varying amounts at the end of calendar years 2000 through 2004, in the event LC Packings achieves certain revenue goals. If the entire additional contingent purchase consideration is achieved, the shareholders of LC Packings will be paid an additional amount not to exceed $13.0 million. At June 30, 2001, $3.8 million of the additional contingent purchase consideration had been earned and was recorded as goodwill.

The acquisition of LC Packings was accounted for using the purchase method of accounting and its results of operations have been included in the Company’s results of operations since the date of acquisition.

The final purchase price allocation among the tangible and intangible assets and liabilities acquired (including acquired in-process research and development) is summarized as follows: developed and core technology, $5.0 million; assembled workforce, $241,000; goodwill, $4.3 million; in-process research and development, $865,000 and net tangible assets of $1.9 million.

In connection with the acquisition, the Company recorded a nonrecurring charge of $865,000 for the write-off of in-process research and development acquired. In addition, cost of sales in fiscal 2001 included $121,000 related to the sale of inventory acquired which has been written-up to fair market value as part of the purchase price allocation. Goodwill and other intangibles will be amortized using the straight-line method over their useful lives ranging from 7 to 20 years.

The write-off of in-process research and development related to six projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

LC Packings, which markets its products primarily in the United States and Europe, specializes in micro, capillary and nano liquid chromatography used by proteomics and genomics researchers in pharmaceutical, biotechnology and scientific laboratories to analyze and separate proteins, glycoproteins and other complex compounds.

Softron GmbH

On October 20, 1998, the Company, through a wholly owned subsidiary, purchased all of the issued and outstanding shares of Softron GmbH, a limited liability company organized under the laws of Germany (Softron), for total consideration, including acquisition costs, of approximately $24.7 million comprised of $23.3 million in cash and 63,091 shares of Dionex common stock.

The acquisition of Softron was accounted for by the purchase method and its results of operations have been included in the Company’s results of operations since the date of acquisition.

The final purchase price allocation among the tangible and intangible assets and liabilities acquired (including acquired in-process research and development) is summarized as follows: developed and core technology, $4.4 million; assembled workforce, $830,000; goodwill, $6.9 million; in-process research and development, $5.0 million and net tangible assets of $7.6 million.

In connection with the acquisition, the Company recorded a nonrecurring charge of $5.0 million for the write-off of in-process research and development acquired. In addition, cost of sales in fiscal 1999 included $2.0 million related to the sale of inventory acquired which had been revalued as part of the purchase accounting. Goodwill and other intangibles will be amortized using the straight-line method over their useful lives ranging from 7 to 20 years.

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

The following unaudited pro forma results of operations for the years ended June 30, 2001, 2000 and 1999 give effect to the acquisitions as if they had occurred at the beginning of fiscal 1999 for Softron GmbH and the beginning of fiscal 2000 for LC Packings. The pro forma results of operations exclude the $1.0 million and $7.0 million in fiscal 2001 and 1999, respectively, of nonrecurring pre-tax charges that were recorded in conjunction with the acquisitions.

Years ended June 30 (In thousands, except per share amounts)	2001	2000	1999
Net sales	$188,725	$183,013	$176,716
Operating income	$ 44,901	$ 49,747	$ 48,686
Net income	$ 32,235	$ 33,885	$ 32,516
Basic earnings per share	$ 1.46	$ 1.52	$ 1.45
Diluted earnings per share	$ 1.41	$ 1.45	$ 1.37

NOTE 3 / INVESTMENTS

The Company had no temporary cash investments at June 30, 2001 and 2000.

All maturities during fiscal 1999 were held-to-maturity investments. There were no sales of held-to-maturity securities for the years ended June 30, 2001, 2000 and 1999.

In December 1989, the Company invested $3.0 million in the stock of Molecular Devices Corporation (MDC). The Company’s President and a director serve on the Board of Directors of MDC. The Company’s ownership interest in MDC is approximately 2% and has been classified as “available for sale” and is included in marketable equity securities. At June 30, 2001 and 2000, the fair value of this investment was $5.9 million and $26.4 million, respectively. During the year ended June 30, 2001, the Company sold marketable equity securities of MDC and realized gross proceeds of $3.7 million and recognized a net gain on sale of $3.0 million.

NOTE 4 / INVENTORIES

Inventories at June 30 consist of:

(In thousands)	2001	2000
Finished goods	$ 9,342	$ 6,217
Work in process	4,469	3,115
Raw materials and subassemblies	11,206	7,477
	$25,017	$16,809

NOTE 5 / PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 consist of:

(In thousands)	2001	2000
Land	$ 18,726	$ 19,653
Buildings and improvements	23,260	20,597
Machinery, equipment and tooling	19,004	16,427
Furniture and fixtures	5,536	5,598
	66,526	62,275
Accumulated depreciation and amortization	(24,199)	(21,433)

Property, plant and equipment, net	$ 42,327	$ 40,842

NOTE 6 / FINANCING ARRANGEMENTS

The Company has unsecured lines of credit with various domestic and foreign banks totaling approximately $32.2 million which have been used primarily to minimize the Company’s exposure to foreign currency fluctuations and to fund the acquisitions (Note 2). These lines of credit expire between December 31, 2001 and December 31, 2002. Borrowings in each country bear interest at the local reference rates which ranged from 1.1% to 12.0% at June 30, 2001. Amounts outstanding under these lines totaled $2.0 million at June 30, 2001 and $1.9 million at June 30, 2000.

Such line of credit agreements impose certain financial restrictions relating to cash dividends, working capital and tangible net worth. At June 30, 2001, the Company was in compliance with all such covenants.

At June 30, 2001, the Company had a foreign denominated mortgage note payable totaling $1.4 million. This note bears interest at a rate of 1.5% per annum. Principal payments are due monthly until June 30, 2005 with a current portion totaling $483,000. During the year ended June 30, 2001, the Company capitalized interest of $221,000 related to the construction of a building in Japan.

One of the Company’s foreign subsidiaries discounts trade notes receivable with banks. Total notes receivable discounted were approximately $11.7 million in fiscal 2001 and $13.2 million in fiscal 2000. The uncollected balances of notes receivable due the discounting banks at June 30, 2001 and 2000 were approximately $3.2 million and $3.3 million, respectively. The Company is contingently liable for these unpaid balances.

Total interest paid was $578,000 in 2001, $470,000 in 2000 and $258,000 in 1999.

NOTE 7 / ACCRUED LIABILITIES

Accrued liabilities at June 30 consist of:	2001	2000
(In thousands) Accrued payroll and related expenses	$ 8,778	$ 9,282
Deferred revenues	4,364	3,917
Accrued earn-out on acquisition	2,500	—
Other accrued liabilities	5,891	4,584
	$21,533	$17,783

NOTE 8 / STOCK OPTION AND PURCHASE PLANS

Stock Option Plans The Company has two stock option plans (the “Option Plans”) under which incentive and nonqualified options may be granted. Options are granted at the stock’s fair market value at the grant date. Options generally become exercisable in increments over a period of four years from the date of grant and expire five or ten years from the grant date.

Activity under the Option Plans for the three-year period ended June 30, 2001 is summarized below.

	Shares	2001 Wtd. Avg. Exercise Price	Shares	2000 Wtd. Avg. Exercise Price	Shares	1999 Wtd. Avg. Exercise Price
Options outstanding,
beginning of year	3,090,082	$20.66	2,869,031	$13.88	3,202,700	$12.82
Granted	186,150	31.57	1,107,200	32.28	53,200	32.53
Exercised	(358,835)	9.50	(699,549)	9.84	(377,119)	7.27
Canceled	(78,350)	29.95	(186,600)	25.92	(9,750)	21.42
Options outstanding,
end of year	2,839,047	$22.54	3,090,082	$20.66	2,869,031	$13.88
Options exercisable
at year-end	1,777,332	$17.33	1,620,934	$12.79	2,016,907	$10.66
Weighted average fair
value of options
granted during the year		$15.63		$17.78		$12.97

Additional information regarding options outstanding as of June 30, 2001 is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 - 10.44	704,760	2.84	$9.11	704,760	$9.11
13.87 - 19.75	474,450	5.40	16.27	474,450	16.27
24.12 - 30.81	576,737	6.97	25.45	340,313	24.35
32.00 - 32.00	616,800	8.56	32.00	154,539	32.00
32.25 - 45.75	466,300	8.66	33.08	103,270	33.11
$ 6.50 - 45.75	2,839,047	6.30	$22.54	1,777,332	$17.33

At June 30, 2001, 1,374,908 shares were available for future grants under the Option Plans. In October 1999, the stockholders approved an amendment to the Dionex Corporation Stock Option Plan to increase the number of authorized shares by 650,000.

Employee Stock Purchase Plan Under the Company’s Employee Stock Purchase Plan, (the Purchase Plan), eligible employees are permitted to have salary withholdings to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of each six-month offer period, subject to annual limitation. Stock issued under the plan was 56,307, 44,722 and 59,822 shares in 2001, 2000 and 1999 at weighted average prices of $22.31, $28.24 and $19.02, respectively. The weighted average fair value of the 2001, 2000 and 1999 awards was $7.29, $8.69 and $6.08, respectively. At June 30, 2001, 1,136,903 shares were reserved for future issuances under the Purchase Plan.

Pro Forma Stock-based Compensation Expense SFAS 123, “Accounting for Stock-Based Compensation,” sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB 25 to account for its stock-based compensation plans. Had compensation costs for awards under the Company’s stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS 123, the effect on the Company’s net income and earnings per share would have been as follows:

(In thousands, except per share amounts)	2001	2000	1999
Net income:
As reported	$ 31,406	$ 34,043	$ 28,474
Pro forma	25,125	30,421	25,547
Basic earnings per share:
As reported	$ 1.42	$ 1.54	$ 1.28
Pro forma	1.13	1.37	1.16
Diluted earnings per share:
As reported	$ 1.37	$ 1.46	$ 1.20
Pro forma	1.10	1.30	1.09

Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Volatility	45%	40%	36%
Risk-free interest rate	4.97%	6.13%	4.67%
Expected life of options	5.9 years	5.6 years	5.3 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 9 / EMPLOYEE 401(K) PLAN

The Company has a 401(k) tax deferred savings plan covering most U.S. employees. Participants may contribute up to 10% of their compensation and the Company makes matching contributions ($1,188,000 in 2001, $1,156,000 in 2000, $1,085,000 in 1999) limited to 5% of each participant’s compensation. Matching contributions vest in 25% increments each year beginning two years after the participant’s date of employment.

NOTE 10 / TAXES ON INCOME

The provision for taxes on income consists of:

Years ended June 30 (In thousands)	2001	2000	1999
Current:
Federal	$ 8,302	$ 10,050	$ 9,531
State	1,313	1,574	1,983
Foreign	4,599	4,268	5,057
Total current	14,214	15,892	16,571
Deferred:
Federal	770	505	(1,986)
State	169	186	(289)
Foreign	142	(192)	(159)
Total deferred	1,081	499	(2,434)
	$15,295	$ 16,391	$ 14,137

Domestic and foreign income before taxes on income is as follows:

Years ended June 30 (In thousands)	2001	2000	1999
Domestic	$38,357	$43,040	$32,079
Foreign	8,703	7,394	10,532
	$47,060	$50,434	$42,611

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30 (In thousands)	2001	2000
Current deferred tax assets:
Accounting accruals deductible in different periods
for tax purposes	$8,182	$ 9,283
State income tax	291	328
Other	146	146
Total current deferred tax assets	8,619	9,757
Noncurrent deferred tax asset--Difference in tax basis
from acquisition	3,454	2,132
Noncurrent deferred tax liabilities:
Accelerated depreciation	897	904
Net unrealized gain on available for sale securities	1,428	9,379
Excess tax basis from acquisition	3,454	2,132
Other	58	63
Total deferred tax liabilities	5,837	12,478
Net deferred tax assets (liabilities)	$6,236	$ (589)

Total income tax expense differs from the amount computed by applying the statutory Federal income tax rate to income before taxes as follows:

Years ended June 30	2001	2000	1999

Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income
tax effect	1.8	2.0	3.0
FSC income not taxed	(3.1)	(2.8)	(3.3)
Taxes on foreign income	.8	1.0	(3.2)
Other	(2.0)	(2.7)	1.6
	32.5%	32.5%	33.2%

Income taxes paid were $11,953,000 in 2001, $11,822,000 in 2000 and $11,494,000 in 1999.

The Company has not provided for Federal income taxes on approximately $34.9 million of undistributed earnings of foreign subsidiaries, which have been permanently reinvested in subsidiary operations. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal income tax liability.

NOTE 11 / COMMITMENTS

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. Minimum annual rental commitments under these noncancelable operating leases are $2,498,000 for 2002, $1,622,000 for 2003, $1,295,000 for 2004, $1,035,000 for 2005, $920,000 for 2006 and $5,682,000 thereafter.

Total rental expense for all operating leases was $3,855,000 in 2001 $3,713,000 in 2000, and $3,240,000 in 1999.

NOTE 12 / BUSINESS SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements of public business enterprises. It also establishes standards for related disclosures about products and service, geographic areas and major customers. The Company evaluated its business activities that are regularly reviewed by the Company’s senior management and has determined that it has one reporting segment.

Geographic information is presented below:

(In thousands)	2001	2000	1999
Net sales to unaffiliated customers:
United States	$ 67,911	$ 68,807	$ 60,191
Europe	65,473	59,420	63,320
Japan	29,758	29,837	32,086
Other International	23,615	21,465	17,343
Consolidated net sales to
unaffiliated customers	$ 186,757	$ 179,529	$172,940
Long-lived assets:
United States	$ 91,973	$ 104,290
Europe	34,922	24,024
Japan	9,522	7,989
Eliminations	(67,492)	(53,773)
Consolidated assets	$ 68,925	$ 82,530

No individual customer was greater than 10% of net sales in fiscal 2001, 2000 and 1999 or greater than 10% of consolidated accounts receivable at June 30, 2001 and 2000.

NOTE 13 / QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 2001 and 2000.

	Quarter
(In thousands, except per share amounts)	First	Second	Third	Fourth
Fiscal 2001:
Net sales	$42,675	$48,540	$48,184	$47,358
Gross profit	28,142	31,665	31,972	30,786
Net income	6,600	8,399	9,154	7,253
Basic earnings per share	$ .30	$ .38	$ .41	$ .33
Diluted earnings per share	$ .29	$ .37	$ .40	$ .32

Fiscal 2000:
Net sales	$41,790	$48,060	$47,336	$42,343
Gross profit	28,216	33,040	32,847	28,964
Net income	7,372	9,629	9,662	7,380
Basic earnings per share	$ .33	$ .43	$ .44	$ .33
Diluted earnings per share	$ .31	$ .41	$ .42	$ .32

Independent Auditors’ Report

The Board of Directors and Stockholders, Dionex Corporation:

We have audited the accompanying consolidated balance sheets of Dionex Corporation and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dionex Corporation and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

San Jose, California
July 30, 2001

Supplemental Stockholder Information

Market Price of Common Stock
The Company’s common stock is traded in the over-the-counter market through the Nasdaq national market system under the symbol DNEX. The following table sets forth, for the periods indicated, the high and low sales prices as reported by Nasdaq.

		Fiscal 2001		Fiscal 2000
Quarter	High	Low	High	Low
First	$30.38	$25.00	$48.00	$38.63
Second	$37.50	$26.38	$46.47	$37.94
Third	$36.56	$29.50	$42.13	$28.56
Fourth	$35.08	$27.40	$37.75	$26.75

As of June 30, 2001 there were 1,159 holders of record of the Company’s common stock as shown on the records of its transfer agent.

Dividends
The Company has paid no cash dividends on its common stock and anticipates that for the foreseeable future it will continue to retain its earnings for use in its business.

Transfer Agent and Registrar
EquiServe L.P.150 Royall Street
Canton, MA 02021
Investor Relations Number: 781-575-3120
Internet Address: http://www.EquiServe.com

Annual Meeting
The Annual Meeting of Stockholders of Dionex Corporation will be held at 501 Mercury Drive, Sunnyvale, California on Friday, October 26, 2001 at 9 a.m.

Form 10-K
The Company’s annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

Investor Relations
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, California 94088-3603